Form 51-102F3
Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, B.C
V6C 3A8

2.           Date of Material Change

November 16, 2007

3.           News Release

A news release was issued on November 19, 2007 through CNW Group and was filed with regulatory authorities in Canada.  A copy of the news release is attached hereto as Schedule A.

4.           Summary of Material Change

On November 16, 2007, Canyon Resources Corporation (“Canyon”) and Atna Resources Ltd. (“Atna”) entered into a definitive agreement and plan of merger to combine the two companies. The proposed transaction will result in Canyon becoming a wholly-owned subsidiary of Atna.

5.           Full Description of Material Change

Atna has entered into an agreement and plan of merger (the “Agreement and Plan of Merger”) with Canyon to combine their businesses.  The proposed transaction will result in Canyon becoming a wholly-owned subsidiary of Atna pursuant to a merger of Canyon and a wholly-owned Delaware subsidiary of Atna, in accordance with the Agreement and Plan of Merger under the General Corporation Law of the State of Delaware (the “Merger”).  The Merger will be subject to obtaining the necessary approvals, including the transaction must be approved by the holders of a majority of the outstanding shares of common stock of Canyon at a special meeting of Canyon’s stockholders (the “Meeting”).  It is the parties’ intention to give effect to the Merger after the Meeting, provided all requisite stockholder, regulatory and court approvals have been obtained and all other conditions have been satisfied.  However, no assurance can be given that all of the conditions to the closing under the Agreement and Plan of Merger will be met or that the Merger will become effective.

Under the terms of the Merger, Canyon shareholders will receive 0.32 common shares of Atna for each share of common stock of Canyon.  All outstanding Canyon employee stock options will be cancelled and all outstanding warrants and convertible debentures of Canyon will be assumed by Atna and will be exercisable to acquire that number of common shares of Atna determined by reference to the share exchange ratio.  Atna will grant stock options to Canyon’s employees at the time of closing.

Based on Atna’s November 16, 2007 closing price of C$1.68, the consideration being offered by Atna is valued at C$0.54 (US$0.55) per Canyon common share, for a total value of approximately C$25.3 (US$25.9) million. The consideration represents a premium of 44.9% to Canyon’s closing share price on November 16, 2007, or a 42.1% premium based on the 20-day volume weighted average share prices for both companies from that date.

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David Watkins will continue to be the Chief Executive Officer and Chairman of Atna, while Jim Hesketh, President and Chief Executive Officer of Canyon, will join the management team of Atna in the role of President and Chief Operating Officer. David Suleski, Canyon’s Vice President and Chief Financial Officer, will assume the same role at Atna. Bill Stanley and Bonnie Whelan of Atna will continue in their roles respectively as Vice President, Exploration and Corporate Secretary.

The Agreement and Plan of Merger provides that in the event of termination of the agreement in certain circumstances, Atna or Canyon, as the case may be, may be required to pay a break-fee in the amount of $975,000 to the other party.

The Board of Directors of Canyon, having received the unanimous recommendation of a Special Committee of independent directors, is recommending that Canyon shareholders vote in favor of the Merger. Canyon’s financial advisors have provided an opinion to the Special Committee that the consideration to be received by Canyon shareholders pursuant to the Merger is fair, from a financial point of view, to Canyon shareholders. Atna’s financial advisors have provided an opinion to the Board of Directors of Atna that the consideration being offered is fair, from a financial point of view, to Atna shareholders. Management and Directors of Canyon have entered into support agreements with Atna under which they have agreed to vote in favor of the Merger.

A copy of the Agreement and Plan of Merger is attached to this report as Schedule B.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Bonnie Whelan
Corporate Secretary
Phone                      (604) 684-2285

9.	Date of Report

November 26, 2007

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SCHEDULE A

ATNA RESOURCES LTD. AND CANYON RESOURCES CORPORATION
ATNA AND CANYON AGREE TO MERGE

VANCOUVER, BC and Golden, CO, November 19, 2007– Atna Resources Ltd. (“Atna”) (TSX:ATN) and Canyon Resources Corporation (“Canyon”) (AMEX:CAU) jointly announced today a transaction whereby Atna will acquire all of the issued and outstanding shares of common stock of Canyon for a total value of approximately C$25.3 (US$25.9) million.

Atna and Canyon believe that the combination will benefit shareholders of both companies by creating a strong platform for growth with the following characteristics and synergies:

•	A multi-million ounce gold company highly leveraged to gold price.
•	Near term gold production from Briggs and Reward projects to complement development at Pinson.
•	Upside opportunity from complementary pipeline of gold exploration and development projects.
•	Focus on gold in the western U.S.
•	Exceptional management team with complementary skills and experience.
•	Size and financial strength to ensure continued growth
•	More than C$13.7 (US$14) million cash in hand

Under the proposed transaction, Canyon shareholders will receive 0.32 common shares of Atna for each share of common stock of Canyon. Based on Friday’s closing price of C$1.68 for Atna, the consideration is valued at C$0.54 (US$0.55) per Canyon common share. The consideration represents a premium of 44.9% to Canyon’s closing share price on November 16, 2007, or a 42.1% premium based on the 20-day volume weighted average share prices for both companies from that date.

Atna and Canyon have entered into an Agreement and Plan of Merger. The Board of Directors of Canyon has agreed to support the proposed transaction and recommends that Canyon shareholders vote in favor of it. Management and Directors of Canyon have entered into support agreements with Atna under which they have agreed to vote in favor of the transaction.

David Watkins, President and CEO of Atna, said, “The transaction complements Atna’s exciting development opportunity at the Pinson gold mine in Nevada with Canyon’s near-term production projects at the Briggs Gold Mine in California and the Reward Project in Nevada.  Canyon also brings a number of complementary exploration and development properties, which combined with Atna’s portfolio of prospects, creates an impressive pipeline of opportunities in the merged entity.”

“Another key benefit to both Atna and Canyon shareholders is the creation of a powerful and balanced team of experienced mining professionals, which results from combining the complementary skill sets of the people in both companies. Jim Hesketh and I worked together for 14 years dating back to our days at Cyprus Amax in the 1990s.  Jim has been a director of Atna for six years and is in a unique position to understand and appreciate the value of our assets and the growth platform we are creating.”

Jim Hesketh, President and CEO of Canyon, added, “This transaction provides an attractive premium to Canyon’s shareholders, while affording them the opportunity to participate in a growth-focused gold company through their investment in Atna. The combined company will have the financial strength and access to capital markets to advance Briggs and Reward into production. I am also excited about working with David Watkins again. I know him to be a superb individual who has a high level of integrity. I feel this is an excellent opportunity for Canyon.”

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Atna intends to advance the Briggs and Reward projects into production in 2008-2009.  Canyon is forecasting production from the projects to reach 60,000 - 80,000 oz per year at a cash cost of US$400 - 450 per ounce.

The gold mineralization in the two companies is reported in accordance with Canadian (Atna) and US (Canyon) regulatory requirements:

Atna           Table of Mineral Resources(1)
NI43-101

Cut-off (2)	Tons	Grade oz/t	Ounces Au
Measured + Indicated	2,505,000	0.421	1,063,000
Inferred	3,374,000	0.340	1,146,600
(1) Project basis: Atna owns 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$30M by April 2009
(2)	Cut-off 0.20 oz/ton
(3)
Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to US Investors.”

Canyon                                Table of Proven, Probable, and Mineralized Material
SEC Guide 7

Cut-off (1)	Tons	Grade oz/t	Ounces Au (3)
Proven & Probable Reserves	4,338,000	0.030	130,000
Mineralized Material (2)	61,782,000	0.031
(1)      Cut-off 0.01 – 0.08 oz/ton function of open pit or underground
(2)      Mineralized material DOES NOT include proven and probable
(3)      Equity share of in-situ ounces

Summary of the Transaction
The transaction will be completed by way of a merger whereby each share of Canyon common stock will be exchanged for 0.32 of an Atna common share. All outstanding Canyon employee stock options will be cancelled and all outstanding warrants and convertible debentures of Canyon will be assumed by Atna and will be exercisable to acquire that number of common shares of Atna determined by reference to the share exchange ratio. Atna will grant options to Canyon’s employees at the time of closing.  Atna will continue to trade on the Toronto Stock Exchange, under the symbol “ATN”.

David Watkins will continue to be the Chief Executive Officer and Chairman of the combined company, while Jim Hesketh will join the management team in the role of President and Chief Operating Officer. David Suleski, Canyon’s Vice President and Chief Financial Officer, will assume the same role at Atna. Bill Stanley and Bonnie Whelan of Atna will continue in their roles respectively as Vice President, Exploration and Corporate Secretary.

The Board of Directors of Canyon, having received the unanimous recommendation of a Special Committee of independent Directors, is recommending that holders of Canyon shareholders vote in favor of the

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transaction. Canyon’s financial advisors have provided an opinion to the Special Committee that the consideration to be received by Canyon shareholders pursuant to the transaction is fair, from a financial point of view, to Canyon shareholders. Atna’s financial advisors have provided an opinion to the Board of Directors of Atna that the consideration being offered is fair, from a financial point of view, to Atna shareholders.

The transaction is subject to all requisite regulatory and court approvals and other conditions customary to transactions of this nature. The transaction must be approved by the holders of a majority of the outstanding shares of common stock of Canyon at a special meeting of Canyon stockholders.

Atna has engaged National Bank Financial Inc. as its financial advisor. Canyon's financial advisor is Wellington West Capital Markets Inc.

Conference Call
Management from both Atna and Canyon will host a joint conference call on November 19, 2007 at 10:00 a.m. (PST) / 1:00pm (EST).  Shareholders are invited to participate in the conference call as follows:

Toll Free#   (877) 576 - 0177
International #    (706) 679 - 4128
Callers should reference Conference # 24901016.

A replay of the conference call will be available two hours following the call until midnight, Wednesday, November 21; by dialing (800) 642-1687 or (706) 645-9291

About Atna
Atna is building a successful gold exploration, development and mining enterprise in Nevada. Atna presently holds a 70% interest in the high grade Pinson gold deposit in Nevada, which is being developed by Pinson Mining Company, a wholly owned affiliate of Barrick Gold. Barrick has the right to increase its’ interest in the project to 70% (and reduce Atna’s share to 30%) by spending US$30,000,000 on the project prior to April 2009.  Atna also holds a portfolio of exploration projects in Nevada, Canada, and Chile. Many of these projects are joint ventured to quality partners, spreading Atna's risk and leveraging its opportunities. In addition, Atna holds a 9.45% royalty interest on silver and gold that may be produced from the Wolverine deposit, presently under development in the Yukon Territory, Canada. The company has an experienced well rounded, management team and Board, committed to the success and growth of the company through the exploration and development of its projects and with new acquisitions. Atna trades on the Toronto Stock Exchange under the symbol ATN.

About Canyon
Canyon owns the Briggs Gold Mine and four satellite deposits in California; the Reward Gold deposit near Beatty, Nevada; the Seven-Up Pete Gold deposit near Lincoln, Montana; and a portfolio of Nevada gold exploration properties. To date, the Company has developed in-place mineralized material on its properties containing over 1.9 million ounces of gold and recognizes substantial additional exploration potential. Canyon has developed re-start and underground test mining plans for its permitted Briggs Mine and is completing permitting and feasibility study work at the Reward Project.

In addition to the Nevada and California gold assets, Canyon owns over 900,000 acres of fee mineral rights in the State of Montana with identified industrial mineral and copper potential.  Canyon also owns “carried” uranium interests in the Sand Creek-Converse uranium exploration joint venture in the Southern Powder River Basin of Wyoming.  Canyon trades on the American Stock Exchange under the symbol CAU.

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Additional Information and Where to Find it
This press release is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov.

Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon's annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC's web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna's Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC's web site at www.sec.gov.  Copies of Atna’s filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attn.: Investor Relations, 510 – 510 Burrard Street, Vancouver, BC V6C 3A8.

Atna’s Mineral Resource Estimates
This press release and the mineral resources calculation were prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.  The original resource estimate, which was prepared by Rob Sim, an independent consulting resource geologist, was first published in February 2005, supported by Technical Reports filed on SEDAR in March 2005, subsequently revised and re-filed in December 2005 and subsequently revised by Atna and re-filed in July 2007.

Forward-looking Statements
Certain forward-looking statements are included in this release, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd., reserve and resource amounts and anticipated production schedules. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon's and Atna’s current expectations regarding the proposed transaction, and speak only as of the date of this release. Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources;  (4) that the transaction will not be consummated; (5) that, if closed, the anticipated benefits of the transaction will not materialize; and (6) risks relating to the ability to obtain permits and commence production and generate material revenues or obtain

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adequate financing for planned exploration and development activities. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon's or Atna's ability to reach the results described in the forward-looking statements could be impaired and Canyon's and/or Atna's stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation.

For further information please contact:

Atna Resources Ltd.                                                                      Canyon Resources Corp.
David Watkins President & CEO Tel: 604-684-2285 dwatkins@atna.com	James Hesketh President & CEO Tel: 303-278-8464 jhesketh@canyonresources.com
Kendra Johnston Investor Relations Manager Tel: 604-684-2285 kjohnston@atna.com	Valerie Kimball Investor Relations Manager Tel: 303-278-8464 vkimball@canyonresources.com

Cautionary Note to US Investors
This press release and other information released by Atna uses the terms "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

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SCHEDULE B

AGREEMENT AND PLAN OF MERGER

by and among

CANYON RESOURCES CORPORATION,

ATNA RESOURCES LTD.

and

ARIZONA ACQUISITION LTD.

Dated November 16, 2007

Table of Contents
ARTICLE I THE MERGER		1
1.1	The Merger	1
1.2	Closing; Closing Date	1
1.3	Effective Time	2
1.4	Effect of the Merger	2
1.5	Certificate of Incorporation; Bylaws	2
1.6	Directors and Officers	2
1.7	Taking of Necessary Action; Further Action	2

ARTICLE II MERGER CONSIDERATION; CONVERSION OF SECURITIES		3
2.1	Effect on Capital Stock	3

ARTICLE III EXCHANGE PROCEDURES		6
3.1	Exchange Agent	6
3.2	Exchange	6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF CANYON		7
4.1	Organization and Qualification	7
4.2	Authority; Binding Obligation	8
4.3	Corporate Records	8
4.4	No Conflict; Required Filings and Consents	9
4.5	Capitalization; Owners of Shares	9
4.6	Company Reports and Financial Statements	10
4.7	Books and Records	11
4.8	Absence of Certain Developments	12
4.9	Litigation	13
4.10	Compliance with Laws; Permits	13
4.11	Real Property	14
4.12	Personal Property	17
4.13	Material Contracts	17
4.14	Labor and Employment	19
4.15	Pension and Benefit Plans	20
4.16	Taxes and Tax Matters	22
4.17	Environmental Matters	24
4.18	Intellectual Property	25
4.19	Insurance	25
4.20	Subsidiaries	26
4.21	Company Information	26
4.22	Royalty Property Operators	26
4.23	State Takeover Statutes	26
4.24	Financial Advisors	26
4.25	Opinion of Financial Advisor	27
4.26	Rights Plan	27
4.27	Related Party Transactions	27

Article V REPRESENTATIONS AND WARRANTIES OF ATNA AND MERGERSUB		28
5.1	Organization and Qualification	28
5.2	Authority; Binding Obligation	28
5.3	No Conflict; Required Filings and Consents	29
5.4	Litigation	29
5.5	Compliance with Laws	29
5.6	Atna Information	29
5.7	Financial Advisors	30
5.8	Validity of Issuance of Atna Common Shares	30
5.9	Atna Reports and Financial Statements	30
5.10	Capitalization	30
5.11	Company Stock	30

ARTICLE VI COVENANTS AND AGREEMENTS		31
6.1	Access to Information	31
6.2	Conduct of the Business Pending the Closing	31
6.3	Appropriate Action; Consents; Filings	33
6.4	Shareholder Approval	35
6.5	Proxy Statement	35
6.6	Further Assurances	36
6.7	Publicity	36
6.8	Notice of Developments	36
6.9	No Solicitation of Transactions	37
6.10	Registration Statement	39
6.11	Listing	40
6.12	2007 Rights Agreement	40
6.13	Employment Agreements; Officers of Atna	40
6.14	Section 16b-3	41
6.15	Affiliate Agreements	41

ARTICLE VII CONDITIONS TO CLOSING		41
7.1	Conditions to Obligations of Each Party Under this Agreement	41
7.2	Conditions to Obligations of Atna	42
7.3	Conditions to Obligations of Canyon	43

ARTICLE VIII NON-SURVIVAL; INDEMNIFICATION		44
8.1	Non-Survival of Representations and Warranties	44
8.2	Indemnification and Insurance	44

ARTICLE IX TERMINATION		45
9.1	Termination.	45
9.2	Procedure Upon Termination	47
9.3	Effect of Termination	47
9.4	Frustration of Conditions	47
9.5	Atna Fees and Expenses	48
9.6	Company Fees and Expenses	48

ARTICLE X DEFINITIONS		49
10.1	Certain Definitions	49
10.2	Other Definitional and Interpretive Matters.	57
10.3	Interpretation	59

ARTICLE XI MISCELLANEOUS		59
11.1	Confidentiality	59
11.2	Notices	59
11.3	Severability	60
11.4	Entire Agreement; No Third-Person Beneficiaries	60
11.5	Waiver; Amendment	60
11.6	Assignment	61
11.7	Expenses	61
11.8	Specific Performance	61
11.9	Governing Law; Disputes	61
11.10	Counterparts	62

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated November 16, 2007, is entered into by and among Atna Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia (“Atna”), Atna Acquisition Ltd., a Delaware corporation and a wholly owned subsidiary of Atna (“MergerSub”) and Canyon Resources Corporation, a Delaware corporation (“Canyon” or the “Company”).  Certain capitalized terms used in this Agreement are defined in Article X.

WHEREAS, Atna, MergerSub and Canyon intend to effect a merger of MergerSub with and into Canyon (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (“Delaware Law”).  Upon consummation of the Merger, MergerSub will cease to exist, and Canyon will remain a wholly owned subsidiary of Atna;

WHEREAS, the Boards of Directors of Canyon, Atna and MergerSub have determined that the Merger is advisable and fair to their respective companies and shareholders and approved and adopted this Agreement and the transactions contemplated hereby;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, the current executive officers and directors of Canyon, who are also shareholders of Canyon, have entered into Support Agreements setting forth their obligations as shareholders to approve this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

ARTICLE I
THE MERGER

1.1	The Merger

On the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time, MergerSub shall be merged with and into Canyon, with Canyon being the surviving corporation (the “Surviving Corporation”) in the Merger.  Upon consummation of the Merger, the separate corporate existence of MergerSub shall cease, and the Surviving Corporation shall continue to exist as a Delaware corporation.

1.2	Closing; Closing Date

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Lawson Lundell LLP, located at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, B.C. V6C 3L2 (or at such other place as the Parties may designate in writing) at 10:00 a.m. (Pacific Standard Time) on a date to be specified by the Parties (the “Closing Date”), which date shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Parties hereto.

1.3	Effective Time

The Merger shall become effective (i) at such date and time as the certificate of merger satisfying the applicable requirements of, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the “Certificateof Merger”) is filed with the Secretary of State of the State of Delaware or (ii) at such subsequent date and time as Atna and Canyon shall mutually agree and as shall be specified in the Certificate of Merger (the date and time of such filing at which the Merger becomes effective being the “Effective Time”).

1.4	Effect of the Merger

At the Effective Time, the effect of the Merger shall be as set forth under Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Canyon and MergerSub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Canyon and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5	Certificate of Incorporation; Bylaws

(a)
At the Effective Time, the Amended and Restated Certificate of Incorporation of Canyon as the Surviving Corporation shall be amended in the Merger to read the same as the Certificate of Incorporation of MergerSub in effect immediately prior to the Effective Time, except that Section 1 of the amended and restated certificate of incorporation of the Surviving Corporation shall read as follows: “The name of this corporation is Canyon Resources Corporation.”

(b)
At the Effective Time, the bylaws of Canyon as the Surviving Corporation shall be amended and restated to read the same as the bylaws of MergerSub in effect immediately prior to the Effective Time, except that all references to MergerSub in the amended and restated bylaws of the Surviving Corporation shall be changed to refer to Canyon Resources Corporation.

1.6	Directors and Officers

At the Effective Time, the officers and directors of the Surviving Corporation shall be as set forth on Exhibit A, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

1.7	Taking of Necessary Action; Further Action

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Canyon and MergerSub, the officers and directors of Canyon, Atna and MergerSub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE II
MERGER CONSIDERATION; CONVERSION OF SECURITIES

2.1	Effect on Capital Stock

(a)
Each share of the Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Common Stock to be canceled pursuant to Section 2.1(e) or as provided for in Section 2.1(f), will be canceled and extinguished and automatically converted into the right to receive a fraction of a validly issued, fully paid and non-assessable Atna Common Share equal to the Exchange Ratio and cash in lieu of fractional shares pursuant to Section 2.1(h), upon the surrender of the certificate representing such share of Common Stock in the manner provided in Section 3.2 hereof.  The “Exchange Ratio” equals 0.32. The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Atna Common Shares or Common Stock except has provided herein), reorganization, recapitalization, reclassification or other like change with respect to Atna Common Shares or Common Stock having a record date on or after the date hereof and prior to the Effective Time.

(b)
At the Effective Time, each option granted by the Company under the Company’s Amended and Restated Incentive Stock Option Plan, Amended and Restated Non-Qualified Stock Option Plan, and 2006 Omnibus Equity Incentive Plan (collectively, the “Company Equity Incentive Plans”) or any other stock option plan or similar employee benefit plan or arrangement maintained or sponsored by the Company providing for equity compensation to any Person or otherwise pursuant to certain inducement grants to purchase Common Stock (each a “Company Option” and collectively, the “Company Options”) that is outstanding and unexercised, as accelerated in accordance with Section 4.5(b), immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Canyon, Atna, MergerSub or any of the holders thereof, shall be cancelled and terminated.  Prior to the Effective Time, the Company and its Board shall take any and all actions necessary to effectuate this Section 2.1(b), including the approval of any amendments to the Company Equity Incentive Plans and, including, but not limited to, satisfaction of the requirements of Rule 16b-3(e) under the Exchange Act.

(c)
At the Effective Time, each convertible security, warrant, option or other right to purchase or to subscribe for any shares of capital stock or other securities of Canyon or its Subsidiaries (each a “Company Convertible Security” and collectively, “Company Convertible Securities”) (other than Company Options that are addressed in Section 2.1(b), by virtue of the Merger and without any action on the part of Canyon, Atna, MergerSub or any of the holders thereof, will be converted into and become rights with respect to Atna Common Shares, and

(d)
Atna will assume each such Company Convertible Securities in accordance with its terms (as in effect as of the date of this Agreement) (each an “Assumed Convertible Security” and collectively, the “Assumed Convertible Securities”).  From and after the Effective Time, (i) each Assumed Convertible Security may be exercised or converted solely for Atna Common Shares, (ii) the number of Atna Common Shares subject to each such Assumed Convertible Security will be equal to the number of shares of Common Stock subject to such Company Convertible Security immediately prior to the Closing Date multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise or conversion price under each such Assumed Convertible Security will be adjusted by dividing the per share exercise price under such Company Convertible Security by the Exchange Ratio, rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Convertible will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Convertible Security will otherwise remain unchanged.  Prior to the Effective Time, Canyon and its Board shall take any and all actions necessary to effect this Section 2.1(c).

(e)
At the Effective Time, by virtue of the Merger and without any action on the part of Canyon, Atna, MergerSub or the holders thereof, (i) all Common Stock and Company Options shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) previously representing any such Common Stock or previously representing any such Company Options or any such Company Convertible Securities that are properly exercised or converted prior to the Effective Time shall thereafter represent only the right to receive Total Merger Consideration and (ii) all Company Convertible Securities not exercised or converted prior to the Effective Time shall no longer be outstanding, and each certificate previously representing any such Company Convertible Securities shall thereafter represent Assumed Convertible Securities.

(f)
At the Effective Time, by virtue of the Merger and without any action on the part of Canyon, Atna, MergerSub or any holder thereof, and notwithstanding any other provision hereof that may be to the contrary, all Common Stock that is owned directly by Canyon (or held in Canyon’s treasury) shall be cancelled and shall cease to exist and no Atna Common Shares or other consideration shall be delivered in exchange therefor.

(g)
Notwithstanding any other provision hereof that may be to the contrary, any Common Stock held by a Shareholder who has not voted such shares in favor of the Merger and who has demanded or may properly demand dissenters’ rights in the manner provided by Delaware Law (“Dissenting Shares”) shall not be converted into a right to receive a portion of the Total Merger Consideration unless and until the Effective Time has occurred and the holder of such Dissenting Shares becomes ineligible for such dissenters’ rights.  The holders of Dissenting Shares shall be entitled only to such rights as are granted by Delaware Law.  Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Delaware Law shall receive payment therefor from Atna

(h)
in accordance with Delaware Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish entitlement to dissenters’ rights as provided in under Delaware Law, (ii) if any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or lost the right to appraisal and payment for shares under Delaware Law or (iii) if neither any holder of Dissenting Shares nor Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided under Delaware Law, such holder of Dissenting Shares shall forfeit the right to appraisal of such shares and each such Dissenting Share shall be treated as if it had been, as of the Effective Time, converted into a right to receive the applicable portion of the Total Merger Consideration, without interest thereon, as provided in this Section 2.1 of this Agreement.  Canyon shall give Atna prompt notice of any demands received by Canyon for appraisal of any shares of Common Stock, and Atna shall have the right to participate in all negotiations and proceedings with respect to such demands.  Canyon shall not, except with the prior written consent of Atna, make any payment with respect to, or settle or offer to settle, any such demands, with respect to any holder of Dissenting Shares before the Effective Time.

(i)
At the Effective Time, by virtue of the Merger and without any action on the part of Canyon, Atna, MergerSub or any holder thereof, each share of common stock, par value $0.001 per share, of MergerSub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(j)
All Atna Common Shares paid in respect of the surrender for exchange of shares of Common Stock in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such shares of Common Stock.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article.

(k)
Notwithstanding any other provision of this Agreement, no fractional Atna Common Share shall be issued upon the conversion and exchange of Certificates, and no holder of Certificates shall be entitled to receive a fractional Atna Common Share.  In the event that any holder of Common Stock would otherwise be entitled to receive a fractional Atna Common Share (after aggregating all shares and fractional Atna Common Shares issuable to such holder), then such holder will receive an amount of cash in U.S. dollars (rounded to the nearest whole cent) equal to the fair market value of the Atna Common Share (as determined by Atna) multiplied by the fraction of an Atna Common Share to which such person would otherwise be entitled.

(l)

EXCHANGE PROCEDURES

2.2	Exchange Agent

Atna shall select a Person reasonably acceptable to Canyon (the “Exchange Agent”), on a timely basis, if and when needed for the benefit of the holders of Certificates.  There shall be a written agreement between Atna and the Exchange Agent in which the Exchange Agent expressly undertakes, on reasonably customary terms, the obligation to deliver the Total Merger Consideration as provided herein.  Canyon shall have a reasonable opportunity, but in any event at least five Business Days, to review and comment on the agreement with the Exchange Agent prior to it being finalized.

2.3	Exchange

(a)
As soon as practicable, but no more than three Business Days, after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Total Merger Consideration pursuant to this Agreement.  Additionally, the Exchange Agent shall provide a form of the letter of transmittal to Canyon prior to the Closing Date.  Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder (or any agent thereof) of such Certificate shall be entitled to receive promptly in exchange therefor a certificate issued to such holder (or any agent thereof) representing the number of Atna Common Shares and the amount of cash in U.S. dollars, if any, to which such holder shall have become entitled pursuant to the provisions of Article II hereof, and the Certificate so surrendered shall forthwith be cancelled.

(b)	Canyon shall make all necessary information available to the Exchange Agent in sufficient time in advance of the exchange contemplated in Section 3.2(a) upon request from the Exchange Agent.

(c)
As of the Effective Time, there shall be no transfers on the stock transfer books of Canyon of the Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Total Merger Consideration or as provided in this Article III.

(d)
Atna, any Affiliate of Atna, any Affiliated Person or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Common Stock such amounts as Atna (or any Affiliate of Atna or Affiliated

(e)
Person) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under Delaware Law, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Atna (or any Affiliate of Atna or Affiliated Person) or the Exchange Agent and paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Common Stock in respect of whom such deduction and withholding were made by such Person.

(f)
In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate (whether the record holder or any agent thereof) to be lost, stolen or destroyed, and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue to the holder (or any agent thereof) in exchange for such lost, stolen or destroyed Certificate a certificate representing the number of Atna Common Shares to which such holder shall have become entitled in respect thereof pursuant to this Agreement.  If payment of the Total Merger Consideration is to be made to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the payment or issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment of the Total Merger Consideration to any Person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of Atna and the Exchange Agent that such tax has been paid or is not payable.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CHICAGO

Except as specifically set forth in the Schedules (with specific references to the Section or subsection of this Agreement to which the information stated in such disclosure relates provided that a disclosure in any section of the Schedules shall be deemed to be a disclosure for all other sections of the Schedules in respect of which it is reasonably apparent that such disclosure is applicable), Canyon hereby represents, warrants to and agrees with Atna as follows, in each case as of the date of this Agreement and as of the Closing Date:

3.1	Organization and Qualification

Canyon is a corporation duly organized, validly existing and in good standing under Delaware Law, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on the Business.  Canyon is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

3.2	Authority; Binding Obligation

Canyon has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby and thereby (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Canyon of this Agreement, the execution, delivery and performance by Canyon of the Company Documents, and the consummation by Canyon of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Canyon is necessary to authorize this Agreement and the Company Documents, or to consummate the transactions contemplated hereby and thereby, other than the approval and adoption of this Agreement by the Requisite Shareholder Approval.  This Agreement has been, and the Company Documents will be at or prior to the Closing, duly executed and delivered by Canyon.  This Agreement constitutes, and the Company Documents when so executed and delivered (assuming due authorization, execution and delivery by Atna and MergerSub of this Agreement) will constitute, a legal, valid and binding obligation of Canyon, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); provided, however, that the Merger will not become effective until the Certificate of Merger is filed with the office of the Secretary of State of the State of Delaware.

At a meeting duly called and held, the Board has determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Shareholders, approved and adopted this Agreement and the transactions contemplated hereby and resolved to recommend approval and adoption of this Agreement by the Shareholders (the “Company Board Recommendation”).

3.3	Corporate Records

(a)
Canyon has furnished to Atna a true and complete copy of the Amended and Restated Certificate of Incorporation of Canyon and a true and complete copy of Canyon’s bylaws dated effective May 29, 2007, each as in effect on the date of this Agreement.

(b)
The stock records, minute book and other corporate records of Canyon and its Subsidiaries are complete and correct in all material respects and Canyon has made available to Atna the stock records of Canyon and its Subsidiaries and minutes for all meetings of the Board and/or shareholders of Canyon and its Subsidiaries held as of the date hereof (or written consents in lieu of such meetings).

(c)	No Conflict; Required Filings and Consents

(d)
None of the execution, delivery and performance by Canyon of this Agreement or the Company Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Canyon of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Amended and Restated Certificate of Incorporation or bylaws of Canyon, (ii) any Material Contract or material Permit to which Canyon is a party or bound, (iii) any Order of any Governmental Body applicable to Canyon or by which Canyon is bound or (iv) any applicable Law, except for any such contraventions, violations, breaches, defaults or terminations that would not have an adverse effect that would result in a material impact on Canyon or its Business.

(e)
No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Canyon in connection with the execution and delivery of this Agreement, the compliance by Canyon with any of the provisions hereto, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing with the SEC of a proxy statement in definitive form relating to a Special Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (as amended or supplemented, the “Proxy Statement”), (ii) compliance with the applicable provisions of the HSR Act, if any, and (iii) such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have adverse effect that would result in a material impact on Canyon or its Business.

3.4	Capitalization; Owners of Shares

(a)
The authorized capital stock of Canyon consists of (i) 150,000,000 shares of Common Stock, of which 53,047,824 shares of Common Stock were issued and outstanding as of November 12, 2007, all of which are duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in Section 4.5(b) and Section 4.5(c), no other shares of Common Stock have been reserved for any purpose.

(b)
Except for the Company Equity Incentive Plans, neither Canyon nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person.  Canyon has reserved a total of 6,301,000 shares of the Common Stock for issuance under the Company Equity Incentive Plans, of which as of the date hereof (i) 2,481,000 shares are issuable upon the exercise of outstanding, unexercised Company Options, (ii) 3,381,065 shares are available for grant but have not yet been granted pursuant to Company Equity Incentive Plans, and (iii) 1,232,057 shares have been issued and are outstanding pursuant to the prior exercise of stock options or other stock rights granted pursuant to Company

(c)
Equity Incentive Plans.  No outstanding Company Option permits payment of the exercise price therefor by any means other than cash, check, attestation of certain shares of the Common Stock or cashless exercise.  Schedule 4.5(b) sets forth for each outstanding Company Option, the name of the record holder of such Company Option (and, to Canyon’s Knowledge, the name of the beneficial holder, if different), an indication of whether such holder is an Employee, the date of grant or issuance of such option, the number of shares of Common Stock subject to such option, the exercise price of such option, and the vesting schedule for such option.  All outstanding unexercised Company Options will be accelerated and become exercisable as a result of the transactions contemplated by this Agreement.

(d)
Except for Company Options or Company Convertible Securities as set forth on Schedule 4.5(c), there are no outstanding securities convertible into or exchangeable for Common Stock, or any other securities of Canyon or any of its Subsidiaries, and no outstanding options, rights (preemptive or otherwise), or warrants to purchase or to subscribe for any shares of such stock or other securities of Canyon or any of its Subsidiaries.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Canyon or any of its Subsidiaries.  Except for the Support Agreements, there are no outstanding Contracts affecting or relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of Common Stock, or any other securities of Canyon or any of its Subsidiaries.  Each of the outstanding shares of Common Stock, Company Options, and Company Convertible Securities was issued in compliance with all applicable federal and state Laws concerning the issuance of securities.

3.5	Company Reports and Financial Statements

(a)
Canyon has timely filed all Company Reports or other forms, reports, financial statements, information and other documents required to be filed with the SEC on or prior to the date hereof since December 31, 2005.  No Subsidiary is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.  Each Company Report filed since December 31, 2005, has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed.  None of Company Reports (including any financial statements or schedules included or incorporated by reference therein) filed since December 31, 2005, contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b)
Each of the President and Chief Executive Officer and Vice President and Chief Financial Officer of Canyon has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Company Reports filed prior to the date hereof (collectively, the “Certifications”) and the statements contained in such Certifications are accurate in all material respects as of the filing thereof.

(c)
All of Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Canyon at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP, and the omission of notes to the extent permitted by Regulation S-X).

(d)
Canyon has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Canyon has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to Canyon, including its consolidated Subsidiaries, required to be disclosed in the reports Canyon files or submits under the Exchange Act is made known to the President and Chief Executive Officer and the Vice President and Chief Financial Officer of Canyon by others within those entities.

(e)	Canyon is, and since the enactment of the Sarbanes-Oxley Act has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(f)	There are no outstanding loans or other extensions of credit made by Canyon or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Canyon.

(g)
There are no Liabilities of Canyon or any of its Subsidiaries of any kind whatsoever that are material to Canyon, other than (i) Liabilities disclosed and provided for in Company Balance Sheet or in the notes thereto; or (ii) Liabilities incurred in the Ordinary Course of Business consistent with past practice since the date of Company Balance Sheet, none of which are material to Canyon in amount or significance; (iii) Liabilities that have been satisfied; or (iv) Liabilities incurred on behalf of Canyon under this Agreement.

3.6	Books and Records

The books, records and accounts of the Company and its Subsidiaries, in all material respects:  (i) have been maintained in accordance with reasonable business practices for U.S. companies in the mining industry of a similar size to Canyon, and on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; and (iii) accurately and fairly reflect the basis for the Company Financial Statements.  The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions of the Company and its Subsidiaries are executed in accordance with management’s general or specific authorization; and (ii) transactions of the Company and its Subsidiaries are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets.

3.7	Absence of Certain Developments

Except for the transactions contemplated hereby or as set forth in the Company Reports, since December 31, 2006, Canyon has not:

(a)	suffered a Material Adverse Effect, and no event has occurred or circumstance exists that would be reasonably likely to result in a Material Adverse Effect;

(b)	incurred any Liability or entered into any other transaction except in the Ordinary Course of Business;

(c)	suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties that are material to Canyon;

(d)
increased the rate or terms of compensation or benefits payable to or to become payable by it to its key Employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of its key Employees, except in each case increases of not more than 10% annually occurring in the Ordinary Course of Business (including normal periodic performance reviews and related compensation and benefits increases);

(e)	waived any claim or rights of material value other than in the Ordinary Course of Business;

(f)	sold, leased, licensed, pledged, encumbered or otherwise disposed of any of its material assets, other than in the Ordinary Course of Business;

(g)	entered into any transaction or Material Contract, or modified or terminated any Material Contract, other than in the Ordinary Course of Business;

(h)	made any capital expenditure in excess of $250,000.00;

(i)	adopted or amended any Employee Plan, other than in the Ordinary Course of Business;

(j)	made any adjustment or change in the price or other change in the terms of any options, warrants or convertible securities of Canyon (including Company Options and Company Convertible Securities);

(k)	made any material payments for purposes of settling any disputes;

(l)
amended its organizational documents, or split, combined, or reclassified any of its outstanding shares, or repurchased, redeemed or otherwise acquired any of its shares of capital stock, or declared or paid any dividend on its capital stock;

(m)	changed the accounting or Tax reporting principles, methods or policies;

(n)	entered into, modified or terminated any Royalty Agreement;

(o)	created any Subsidiary or acquired any equity interest or other interest in any other Person;

(p)	made any material Tax election;

(q)	made any loan to any Person other than one or more of its Subsidiaries, or gave any guarantee of any indebtedness for borrowed money on behalf of any Person other than a Subsidiary; or

(r)	committed pursuant to a legally binding agreement to do any of the things set forth in clauses (a) through (q) above.

3.8	Litigation

There are no Legal Proceedings pending or, to the Company’s Knowledge, material Legal Proceedings threatened against the Company (including, but not limited to, with respect to Canyon’s issued and outstanding shares of capital stock or options, warrants or other securities to purchase shares of Canyon’s capital stock), or which question the validity or enforceability of this Agreement or any action contemplated herein.  Canyon is not operating under or subject to, or in default with respect to any Order of any Governmental Body.  To the Company’s Knowledge, no event has occurred or circumstance exists that would reasonably be likely to give rise to or serve as a basis for the commencement of any Legal Proceeding.  There are no agreements entered into by Canyon or its Subsidiaries settling or otherwise terminating actions, suits, claims, governmental investigations or arbitration proceedings against Canyon.  There are no outstanding orders, writs, injunctions or decrees which have had or are likely to have a Material Adverse Effect on Canyon or its Subsidiaries or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.9	Compliance with Laws; Permits

(a)
Canyon and its Subsidiaries have complied and are in compliance in all material respects with all Laws applicable to Canyon and its Subsidiaries except where such non-compliance would not have a Material Adverse Effect.  To the Company’s Knowledge, neither Canyon nor any of its Subsidiaries has been cited, fined or otherwise notified in writing of any asserted past or present failure to comply, in any material respect, with any Laws and, to the Company’s Knowledge, no investigation or proceeding with respect to any such violation is pending or threatened.

(b)
Canyon and its Subsidiaries currently have all Permits required for the operation of Canyon and its Subsidiaries as presently conducted in the Ordinary Course of Business, other than those the failure of which to possess would not have a Material Adverse Effect.  All Permits are valid and in full force and effect, Canyon and its Subsidiaries are in compliance with their requirements, and neither Canyon nor any Subsidiary is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation), in any material respect of any term, condition or provision of any Permit, and no proceeding is pending or, to the Company’s Knowledge, threatened to revoke or amend any of the Permits, except where such failure or such proceedings would not have a Material Adverse Effect.

3.10	Real Property

(a)
Schedule 4.11(a) contains (i) a true and complete list of all real property owned, controlled, leased, subleased, licensed or otherwise occupied by Canyon or any of its Subsidiaries including all patented mining claims (collectively, the “Real Property”), indicating which of Canyon or its Subsidiaries has an interest therein; (ii) a true and complete list of all other rights and interests in real property held by Canyon or any of its Subsidiaries (whether such rights and interests are characterized as real or personal property by the jurisdictions where the real property in which such rights and interests were created is situated), including without limitation all royalty interests, rights to production payments, and other rights of any kind or nature, whether present or future, to receive payments based on the removal and sale of minerals or mineral products from real property (the “Royalty Interests”); (iii) a true and complete legal description of (A) all Real Property and (B) all real property in which Canyon or any of its Subsidiaries own Royalty Interests (the “Royalty Properties”) or other interests described in (ii) above; and (iv) a true and complete list of all unpatented mining claims owned, controlled, leased, subleased, licensed or otherwise occupied by Canyon or any of its Subsidiaries (collectively, the “Unpatented Claims”), indicating which of Canyon or its Subsidiaries has an interest therein; each of the lists referred to in this Section 4.11 is organized on a project by project basis as organized in the Company Reports.

(b)
Canyon has made available to Atna complete and accurate copies from its files of (i) all leases and subleases of all leased Real Property, and any amendments, modifications, guaranties or addendums thereto (each a “Lease” and collectively, the “Leases”); (ii) all agreements, contracts, letter agreements, deeds, licenses, assignments and other instruments, correspondence or documents evidencing the Royalty Interests and the ownership thereof by Canyon or any Subsidiary (each a “Royalty Agreement” and collectively, the “Royalty Agreements”); and (iii) all title opinions, title reports, title policies and documents referenced therein, surveys, plans, correspondence, and other documents in Canyon’s possession with respect to the Real Property and the Royalty Properties.

(c)
With respect to Real Property owned by Canyon or any of its Subsidiaries, either Canyon or one of its Subsidiaries owns good and marketable title to such Real Property, free and clear of all Encumbrances as of the Closing, other than (i) real estate Taxes and installments of special assessments not yet delinquent, (ii) easements, covenants, conditions and restrictions of record, which do not have a Material Adverse Effect on Canyon’s or any Subsidiary’s use of, or interest in, any portion of the owned Real Property, (iii) other Encumbrances and exceptions set forth in the title documents referenced in Section 4.11(b) above, (iv) to the Company’s Knowledge, except for such Encumbrances and exceptions relating to the Specified Properties as shall not have a material impact on current or future operations at the Specified Properties, and (iv) Permitted Encumbrances.

(d)
With respect to the Real Property in which Canyon or any of its Subsidiaries hold an interest under Leases: (i) Canyon or one of its Subsidiaries is in exclusive possession of such Real Property; (ii) Canyon and its Subsidiaries have not received any written notice of default of any of the terms or provisions of the Leases; (iii) to the Company’s Knowledge, all Leases are valid and are in good standing, and Canyon or one of its Subsidiaries holds a valid and existing leasehold interest under each such Lease; (iv) to the Company’s Knowledge, no act or omission or any condition on the leased Real Property which could be considered or construed as a default under any Lease, and to the Company’s Knowledge, no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default under any Lease by any party; (v) to the Company’s Knowledge, all of the leased Real Property relating to the Specified Properties is free and clear of all Encumbrances or defects in title except for such Encumbrances and exceptions as shall not have a material impact on current or future operations at the Specified Properties; (vi) Canyon and its Subsidiaries have the authority under the Leases to perform fully its or their obligations under this Agreement; (vii) no consent, waiver, approval or authorization is required from the lessor or lessee under any Lease as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby except for those specifically identified in Schedule 4.11(d); and (viii) to the Company’s Knowledge, there are no outstanding options, rights of first offer or rights of first refusal to purchase the leased Real Property, or any portion thereof or interest therein.

(e)
Except as described on Schedule 4.11(e): (i) no consent, waiver, approval or authorization is required from any Person who is a party to any Royalty Agreement as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby; (ii) the Royalty Agreements are in full force and effect, and Canyon or one of its Subsidiaries holds a valid and existing interest under each such Royalty Agreement; (iii) there are no existing material defaults under any Royalty Agreement by Canyon or any Subsidiary (as applicable) or, to Company’s Knowledge, the other parties to such Royalty Agreements; and (iv) to Company’s Knowledge, no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default under any Royalty Agreement by any party.

(f)
Except as set forth on Schedule 4.11(f), to the Company’s Knowledge, there are no outstanding options, rights of first offer or rights of first refusal to purchase the owned Real Property, owned Unpatented Claims or any Royalty Interest, or any portion thereof or interest therein.

(g)	Schedule 4.11(g) sets forth the address and record owner of all leased Real Property, leased Unpatented Claims and all Royalty Properties.

(h)
Canyon or one of its Subsidiaries is in exclusive possession of the owned Unpatented Claims and to the Company’s Knowledge (i) they were properly laid out and monumented; (ii) all required location and validation work was properly performed; (iii) location notices and certificates were properly recorded and filed with appropriate governmental agencies; (iv) all governmental fees have been paid; (v) all evidence of payment of governmental fees, and other filings required to maintain the owned Unpatented Claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies; and (vi) subject to the paramount title of the United States, the owned Unpatented Claims are free and clear of Encumbrances or defects in title.

(i)
With respect to the Unpatented Claims in which Canyon or any of its Subsidiaries hold an interest under Leases Canyon and its Subsidiaries have not received any written notice of default of any of the terms or provisions of the Leases; (iii) to the Company’s Knowledge, all Leases are valid and are in good standing, and Canyon or one of its Subsidiaries holds a valid and existing leasehold interest under each such Lease; (iv) to the Company’s Knowledge, no act or omission or any condition on the leased Unpatented Claims which could be considered or construed as a default under any Lease, and to the Company’s Knowledge, no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default under any Lease by any party; (v) to the Company’s Knowledge, all of the leased Unpatented Claims relating to the Specified Properties are free and clear of all Encumbrances or defects in title except for such Encumbrances and exceptions as shall not have a material impact on current or future operations at the Specified Properties; (vi) Canyon and its Subsidiaries have the authority under the Leases to perform fully its or their obligations under this Agreement; (vii) no consent, waiver, approval or authorization is required from the lessor or lessee under any Lease as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby; and (viii) to the Company’s Knowledge, there are no outstanding options, rights of first offer or rights of first refusal to purchase the leased Unpatented Claims, or any portion thereof or interest therein.

(j)
Schedule 4.11(j) lists all material technical reports, engineering reports, consultants’ reports, feasibility or pre-feasibility studies, scoping studies and other similar expert reports relating to the properties in which Canyon has an interest as described in the Company Reports (collectively, the “Canyon Properties Reports”) and to the Company’s Knowledge the information and data contained in the Canyon Properties Reports were prepared in accordance with professional

(k)	standards and were reasonable as of the date of each such Canyon Properties Report.

(l)
To the Company’s Knowledge and other than threatened and pending legislation at the federal and state level, there does not exist any pending or threatened condemnation, eminent domain, expropriation or other proceeding having similar legal effect, Laws, lawsuits or administrative proceedings that affect any owned or leased Real Property, owned or leased Unpatented Claims, the Royalty Interests, or the Royalty Properties, and neither Canyon nor any of its Subsidiaries has received any written notice of the intention of any Governmental Body or other Person to take, condemn, expropriate or use any owned or leased Real Property, owned or leased Unpatented Claims, any Royalty Property or any Royalty Interests. Neither Canyon nor its Subsidiaries knows of any claim or the basis for any claim that might or could reasonably be expected to adversely affect the right of the Canyon or any of its Subsidiaries to use, transfer or otherwise exploit such property rights.  All obligations of Canyon or any of its Subsidiaries to pay any royalty or similar payment with respect to the production of Canyon or any of its Subsidiaries on the Specified Properties have been disclosed in Schedule 4.11(k), and true and complete copies of each of the documents, agreements, leases, instruments and obligations relating thereto have been made available to Atna.

3.11	Personal Property

(a)
Schedule 4.12(a) sets forth all leases of personal property to which Canyon is a party as of the date hereof involving annual payments in excess of $50,000.00 (the “Leased Personal Property”).  Canyon has not received or given any written notice of any default or event that with notice or lapse of time or both would constitute a material default by Canyon under any lease entered into in connection with the Leased Personal Property and, to the Company’s Knowledge, no other party is in material default or default thereunder.

(b)
All tangible personal property which is material in the operation of Canyon has been maintained in reasonable operating condition in the Ordinary Course of Business in a manner consistent with past maintenance practices of Canyon.  Canyon has good and valid title to, or a valid leasehold interest in, all of the tangible properties and assets which it purports to own or lease and which is material to the operation of its Business.  All properties and assets reflected in Canyon Balance Sheet are free and clear of all Encumbrances, other than Permitted Encumbrances.

3.12	Material Contracts

(a)
Schedule 4.13(a) lists each Contract to which Canyon or any of its Subsidiaries is a party or by which Canyon, any of its Subsidiaries, or any of their assets, is bound, except for non-customer Contracts pursuant to which the obligations, of either party thereto are, or are contemplated to be, $250,000.00 or less (each, a

(b)	“Material Contract”), including without limitation the following Material Contracts:

(i)  Contracts with any Affiliate, Employee, current or former officer or director of Canyon or any Subsidiary or any of their Affiliates;

(ii)  Collective bargaining agreements or other Contracts with any labor union or association representing any Employees;

(iii)  Contracts to which any of Canyon or its Subsidiaries and any Governmental Body or contractor or subcontractor to a Governmental Body is a party;

(iv)  Bonus, pension, profit sharing, retirement or other forms of deferred compensation plans;

(v)  Stock purchase, stock option or any other similar plans;

(vi)  Contracts relating to incurrence of Indebtedness, the making of any loans, Hedging Arrangements or otherwise placing an Encumbrance on any portion of the assets of Canyon or its Subsidiaries;

(vii)  Contracts providing for indemnification of any officer, director, employee or agent (but, as to agents, excluding customary commercial indemnifications such as those contained in credit agreements with institutional lenders);

(viii)  Contracts related to the guaranty of any obligation of any Person by Canyon or its Subsidiaries;

(ix)  Contacts or purchase orders for capital expenditures or the acquisition or construction of fixed assets which involve the expenditure of more than $250,000.00;

(x)  Except as set forth in Section 4.11, Contracts granting any Person (other then Atna) an option or a first offer, first refusal or similar right to purchase or acquire any asset of Canyon or its Subsidiaries;

(xi)  Contracts that create a partnership, joint venture or similar arrangement;

(xii)  Contracts that limit the freedom of Canyon or any Subsidiary to compete in any line of business or with any Person in any area;

(xiii)  Contracts (other than Contracts made in the Ordinary Course of Business) which involve the expenditure of more than $250,000.00 in the aggregate or require performance by any party more than one year from the date hereof that, in either case, are not terminable by Canyon without penalty on notice of 180 days or less;

(xiv)  Contracts (other than the Support Agreements) relating to the voting or any rights or obligations of any Shareholder;

(xv)  Except with respect to any Employee Plan, Contracts regarding the acquisition, issuance or transfer of any shares of capital stock or other securities of Canyon or any Subsidiary, including without limitation any restricted stock agreements, options, warrants or escrow agreements;

(xvi)  Contracts requiring that Canyon or its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any acquisition proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any acquisition transaction or similar transaction; or

(xvii)  Other Contracts not made in the Ordinary Course of Business that are material to Canyon’s Business.

(c)
Each Material Contract is legal, valid, binding on Canyon (or its applicable Subsidiary), enforceable and in full force and effect and to Company’s Knowledge, each Material Contract will continue to be legal, valid, binding on the other parties thereto, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement and following delivery of any consents or approval contemplated hereby.

(d)
Neither Canyon nor any of its Subsidiaries have violated or breached, or committed any default under, any Material Contract and, to the Company’s Knowledge, no other Person has violated or breached, or committed any default under, any Material Contract, and Canyon has not received any written notice of any default or event that with notice or lapse of time or both would constitute a material default by Canyon under any Material Contract.

3.13	Labor and Employment

(a)
Collective Bargaining.  There are no collective bargaining or other labor union agreements to which Canyon is a party and there are no labor or collective bargaining agreements which pertain to the Employees.  There is no union organization activity involving any of the Employees or any applications for certification pending or, to the Company’s Knowledge, threatened, nor has there ever been union representation involving any of the Employees.  There are no strikes, slowdowns, lockdowns, arbitrations, work stoppages or material grievances or other labor disputes pending or, to the Company’s Knowledge, threatened or reasonably anticipated between Canyon and (i) any current or former Employees of Canyon or (ii) any union or other collective bargaining unit representing such Employees.  Since January 1, 2005, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to Canyon.  There are no grants or subsidies from any Governmental Body to Canyon or its Subsidiaries related to employment, employee training and/or employment practices that are subject to any repayment obligation on the part of Canyon or its Subsidiaries.

(b)
Employment Terms.  Schedule 4.14(b) is a true and complete list containing the names and positions of all Employees, together with (i) each Employee’s current annual salary or wage, (ii) the amount and date of any scheduled salary increase for each Employee, (iii) commissions due and draws outstanding for each Employee and (iv) other advances or receivables owing to Canyon from each Employee.

(c)
Subject to the payments set forth in Schedule 4.14(f), Canyon has the right to terminate the employment of each of its Employees at will and to terminate the engagement of any of its independent contractors without payment to such Employee or independent contractor other than for services rendered through termination and without incurring any penalty or Liability.

(d)	Canyon is in compliance, in all material respects, with all Laws relating to employment practices.

(e)
Since January 1, 2005, Canyon has not experienced any labor problem that was or is material to it.  To the Company’s Knowledge, Canyon’s relations with its Employees are currently on a good and normal basis.

(f)
Except as set forth on Schedule 4.14(f), no severance or other payment to an Employee will become due or employee benefits or compensation increase or accelerate as a result of the transactions contemplated by this Agreement, solely or together with any other event, including a subsequent termination of employment.

3.14	Pension and Benefit Plans

Canyon hereby represents and warrants to Atna that:

(a)
Schedule 4.15(a) contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance, change in control or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits, post-employment or retirement benefits, fringe benefits, or other employee benefits (each, an “Employee Plan”) which is maintained, administered or contributed to by Canyon or any ERISA Affiliate and covers any Employee or Former Employee of Canyon or any ERISA Affiliate.  Copies of such plans and arrangements (or, in the case of any unwritten plans or arrangements, descriptions thereof), including all amendments thereto and written interpretations thereof (such as summary plan descriptions), and, if applicable, related trust or funding agreements or insurance policies have been furnished to Atna.  Such plans are referred to collectively herein as the “Employee Plans.”

(b)
None of Canyon, any of its ERISA Affiliates and any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA or any defined benefit plan.

(c)
None of Canyon, any ERISA Affiliate of Canyon and any predecessor thereof contributes to, or has in the past contributed to, any Multiemployer Plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d)	Neither Canyon nor any ERISA Affiliate sponsors any Employee Plans.

(e)
There is no current or projected Liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees, except as required to avoid excise tax under Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”).

(f)	As to all Employees Plans:

(i)  all such Employee Plans materially comply and have been administered in all material respects in form and in operation with all applicable Laws, all required returns (including without limitation information returns) have been prepared in accordance with all applicable Laws and have been timely filed in accordance with applicable Laws, and neither Canyon nor any ERISA Affiliate has received any outstanding written notice from any Governmental or quasi-Governmental Body questioning or challenging such compliance;

(ii)  all Employee Plans intended to qualify to comply with Section 401 of the Code maintained or previously maintained by Canyon or any ERISA Affiliate materially comply and materially complied in form and in operation with all applicable requirements of the Code and ERISA, Canyon has determined that no partial termination has occurred with regard  to any such Plan, or if a partial termination has occurred, all affected participants in such Plan have been fully vested, a favorable determination letter has been received from the IRS with respect to each such Plan (or the sponsor of the Plan is entitled to rely on a favorable opinion letter issued to the Plan’s prototype sponsor by the IRS) and no event has occurred that will or could reasonably be expected to give rise to disqualification of any such Plan or to a tax under Section 511 of the Code;

(iii)  to the Company’s Knowledge, there are no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan and neither Canyon nor any of its ERISA Affiliates has otherwise engaged in any prohibited transaction; and

(iv)  to the Company’s Knowledge, there have been no acts or omissions by Canyon or any ERISA Affiliate that have given rise to or could reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which Canyon or any ERISA Affiliate may be liable and neither Canyon nor any ERISA Affiliate nor any of their respective directors, officers, employees or any other fiduciary has committed any breach

(v)  of fiduciary responsibility imposed by ERISA that would subject Canyon or any ERISA Affiliate or any of their respective directors, officers or employees to liability under ERISA.

(g)
All individuals considered by Canyon and any ERISA Affiliate to be independent contractors are, and could only be reasonably considered to be, in fact “independent contractors” and are not “employees” or “common law employees” for tax, benefits, wage, labor or any other legal purpose.

(h)
No Employee is entitled to, nor shall any Employee accrue or receive, additional benefits, services, accelerated rights to payment of benefits or accelerated vesting, whether pursuant to any Employee Plan or otherwise, including the right to receive any parachute payment as defined in Section 280G of the Code, or become entitled to severance, termination allowance or other similar payments as a result of this Agreement and the transactions contemplated hereunder.

(i)
All options that have been granted by Canyon to Employees that purport to be “incentive stock options” under the Code comply with all applicable requirements necessary to qualify for such tax status, and no option is subject to the provisions of Section 409A of the Code.

(j)	Neither Canyon nor any ERISA Affiliate maintains any “nonqualified deferred compensation plan” subject to Section 409A of the Code.

3.15	Taxes and Tax Matters

(a)  Canyon and each Subsidiary has:

(i)  paid or caused to be paid all Taxes required to be paid by it (including but not limited to any Taxes shown due on any Tax Return); and

(ii)  filed or caused to be filed all Tax Returns required to be filed by it with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed (and all Tax Returns filed on behalf of Canyon were true, complete and correct).

(b)  Except as set forth in Schedule 4.16(b),

(i)  neither Canyon nor any Subsidiary has been notified by the IRS or any other taxing authority that any issues have been raised by the IRS or any other taxing authority in connection with (A) any Taxes owed by Canyon or any Subsidiary or (B) any Tax Return filed by or on behalf of Canyon or any Subsidiary;

(ii)  there are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to Canyon or any Subsidiary;

(iii)  there are no Encumbrances on the assets of Canyon or any Subsidiary with respect to Taxes, except for Encumbrances for current Taxes not yet due and payable for which adequate reserves have been provided for in the latest balance sheet of Canyon;

(iv)  no unresolved deficiencies or additions to Taxes have been proposed, asserted, or assessed against Canyon or any Subsidiary;

(v)  the charges, accruals and reserves for Taxes (rather than any reserve for deferred Taxes established to reflect timing difference between book and Tax income), reflected in the most recent balance sheet of Canyon (rather than any notes thereto) are adequate to cover all unpaid Taxes of Canyon and the Subsidiaries.  All reserves for Taxes as adjusted for operations and transactions and the passage of time through the Effective Time in accordance with past custom and practice of Canyon and the Subsidiaries are adequate to cover all unpaid Taxes of Canyon and the Subsidiaries accruing through the Effective Time;

(vi)  Canyon and each Subsidiary has complied with all applicable requirements relating to the collection or withholding of Taxes (such as sales Taxes or withholding of Taxes from the wages of employees);

(vii)  neither Canyon nor any Subsidiary has any Liability in respect of any tax sharing agreement with any Person;

(viii)  neither Canyon nor any Subsidiary will be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law), (B) open transaction or installment disposition made on or prior to the Closing Date, (C) prepaid amount received on or prior to the Closing Date, or (D) change in method of accounting;

(ix)  neither Canyon nor any of its Subsidiaries has participated or engaged in any transaction that constitutes a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2);

(x)  neither Canyon nor any of its Subsidiaries have (A) ever been a member of a consolidated group of corporations (other than a group the common parent of which is Canyon) and (B) any Liability for Taxes of any Person (other than Canyon or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign tax Law) as a transferee or successor, by contract or otherwise;

(xi)  other than as a result of the Merger, neither Canyon nor any Subsidiary is subject to any limitation on the use of its Tax attributes under Section 382, 383, and 384 of the Code or Treasury Regulation Section 1.1502-15 or-21 (regarding separate return limitation years) or any comparable provisions of state or foreign law;

(xii)  neither Canyon nor any Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Sections 355, 356, or 361 of the Code (A) in the five years prior to the date of this Agreement (or will constitute such a corporation in the five years prior to the Closing Date) or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;

(xiii)  no claim has been made within the last five years by any taxing authority in a jurisdiction in which Canyon or any Subsidiary does not file Tax Returns or pay Taxes that such Person is or may be subject to taxation by that jurisdiction;

(xiv)  to the Company’s Knowledge, no Shareholder of the Company either directly or constructively owns more than 5% of the Common Stock of the Company as of the Effective Time.  The constructive ownership rules of Code Section 318(a) apply in determining whether an investor holds more than 5% of a class of stock for purposes of (3)(A) and (3)(B), except that paragraphs (2)(C) and (3)(C) of Code Section 318(a) shall be applied by substituting “5 percent” for “50 percent”;

(xv)  the Common Stock of the Company is “regularly traded” (as defined by Treasury Regulation 1.897-9T(d)) on an “established securities market” (as defined by Treasury Regulation 1.897-1(m)); and

(xvi)  neither Atna nor MergerSub will have any obligation to withhold amounts described under Section 1445 of the Code, except with respect to Shareholders of the Company that hold, directly or constructively, more than 5% of the Company’s Common Stock.

3.16	Environmental Matters

(a)
Except as set forth on Schedule  4.17(a):  (i) Canyon and its Subsidiaries have complied and are in material compliance with, have not been in material violation of and do not have any material liability under all applicable Environmental Laws.  (ii) Neither Canyon nor any of its Subsidiaries has received written notice regarding any actual or alleged material violation of or material liability or Remediation obligation under Environmental Laws and to Company’s Knowledge, no such claim is threatened.  (iii) Canyon and its Subsidiaries have obtained, and have been and are in material compliance with, all Environmental Permits.  (iv) Canyon and its Subsidiaries have timely filed applications and renewals for all Environmental Permits.  (v) Neither Canyon nor its Subsidiaries have received written notice, and to the knowledge of such parties there are no facts indicating, that applications for renewal of Permits will not be issued in the Ordinary Course of Business.  (vi) To the Company’s Knowledge, there has been no Release of Hazardous Materials at, on, under, or from the Real Property, such that Canyon or its Subsidiaries is liable for Remediation with respect to such Hazardous Materials, except where such Release was in the Ordinary Course of Business and would not have an adverse effect that may result in a material impact on Canyon or its Business. (vii) No Real Property is listed or publicly proposed for listing on any governmental database or lists of sites that may require Remediation under Environmental Laws.

(b)
Canyon has furnished to Atna copies of all material environmental assessments, reports, and audits in its possession or under its control that relate to Canyon’s or any of its Subsidiaries’ compliance with Environmental Law or the environmental condition of the Real Property or any other real property that Canyon or its Subsidiaries formerly owned, operated, or leased.  To the Knowledge of the Company, any information Canyon has furnished to Atna concerning the environmental condition of any real property or the operations of Canyon or its Subsidiaries related to compliance with Environmental Laws is accurate in all material respects.

(c)	A true and complete list of all Environmental Permits currently maintained by Canyon and its Subsidiaries is set out in Schedule 4.17(c).

(d)
Notwithstanding any other provision of this Agreement, this Section 4.17 sets forth Canyon’s sole and exclusive representations and warranties with respect to Hazardous Materials, Environmental Laws or other environmental matters.

3.17	Intellectual Property

Schedule 4.18 sets forth a complete and correct list of all Intellectual Property registrations or applications or other material Intellectual Property owned by Canyon or any of its Subsidiaries or used in connection with the operation of the Business.  Each registration of or application to register any item of Intellectual Property identified on Schedule 4.18 is valid and subsisting, in full force and effect, and has not been cancelled, expired or abandoned.  Canyon or one of its Subsidiaries owns and possesses all right, title and interest in and to, or has an enforceable license or other legally sufficient rights to use, all of the Intellectual Property owned or used by Canyon or any of its Subsidiaries in connection with the operation of the Business, free and clear of all Encumbrances (other than Permitted Encumbrances).  Subject to obtaining the required third party consents set out in Schedule 4.18, all Intellectual Property set forth in Schedule 4.18 will be owned by or available for use by Canyon immediately subsequent to the Closing on the same terms and conditions as currently owned or used.

3.18	Insurance

(a)
Schedule 4.19(a) sets forth a true and complete list of all material insurance policies held by Canyon and each of its Subsidiaries and sets forth the name of each insurer, amount of coverage, type of insurance, policy number and any material pending claims under such policies.

(b)
For each policy of insurance required to be identified in Schedule 4.19(a), all premiums due with respect thereto are currently paid and Canyon and each of its Subsidiaries has not received any written notice that such policy has been or shall be cancelled or terminated or will not be renewed on substantially the same terms

(c)	as are now in effect or the premium on such policy shall be materially increased on the renewal thereof other than general rate increases.

3.19	Subsidiaries

(a)
Schedule 4.20(a) sets forth the jurisdiction of formation and names of the officers and directors of each Subsidiary.  Canyon owns, directly or indirectly, of record and beneficially all of the outstanding equity interests of each Subsidiary, free and clear of all Encumbrances.

(b)
Each Subsidiary is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation and is duly qualified and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be qualified, authorized or in good standing would not have a Material Adverse Effect.

(c)	None of the Subsidiaries own any capital stock or other securities of, or any proprietary interest in, any Person.

3.20	Company Information

The information relating to Canyon and its Subsidiaries provided by Canyon for inclusion in the Proxy Statement, or in any application, notification or other document filed with any regulatory agency or other Governmental Body in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

3.21	Royalty Property Operators

Canyon has not received during the past 24 months notice, whether written or otherwise, from any owner or operator of any Royalty Property on which Canyon or any of its Subsidiaries holds a Royalty Interest that the owner or operator intends to (a) cease mining operations or operate at a significantly less than previously reported rate in the case of operating mines or (b) cease or slow down development of the underlying Royalty Property in the case of mines that are currently in development.

3.22	State Takeover Statutes

The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of Delaware Law will not apply to Atna or MergerSub with respect to or as a result of any of this Agreement or the transactions contemplated hereby.

3.23	Financial Advisors

Other than Wellington West Capital, Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Canyon in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.  Canyon shall be responsible for all fees and costs billed by Wellington West Capital, Inc. in connection with the transactions contemplated by this Agreement.

3.24	Opinion of Financial Advisor

The financial advisor to the Company, Wellington West Capital, Inc., has delivered to the Company an opinion dated the date of this Agreement to the effect that the Total Merger Consideration is fair from a financial point of view to the Shareholders. A copy of such opinion has been made available to Atna for informational purposes only.

3.25	Rights Plan

The Rights Agreement, effective as of March 23, 2007, between the Company and Computershare Trust Company, N.A. (the “2007 Rights Agreement”), does not on the date of this Agreement or as a result of the passage of time (i) result in any person being deemed to have become an Acquiring Person, (ii) result in the ability of any person to exercise any Rights under the Rights Plan, (iii) enable or require the Rights to separate from the shares of Common Stock to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Rights for shares of the Company’s capital stock, pursuant to the 2007 Rights Agreement.  No Distribution Date, Stock Acquisition Date, Triggering Event or similar event has occurred or will occur by reason of (A) the adoption, approval, execution or delivery of this Agreement, (B) the public announcement of such adoption, approval, execution or delivery or (C) the consummation of the transactions contemplated hereby and thereby.  All capitalized terms in this Section 4.26 not otherwise defined in this Agreement have the meanings given to them in the 2007 Rights Agreement.

3.26	Related Party Transactions

There are no contracts of any kind entered into by the Company or any of its Subsidiaries with, or for the benefit of, any officer, director or immediate family member of an officer or director, or greater than 5% shareholder of the Company (“Related Parties”), except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies (including normal merit increases in such compensation in the Ordinary Course of Business) and copies of which have been made available to Atna and are listed in Schedule 4.27, (b) reimbursements of ordinary and necessary expenses incurred in connection with their employment or service, (c) amounts paid pursuant to Company benefit plans of which copies have been made available to Atna, and (d) indemnification agreements for officers and directors in the form made available to Atna. To the Company’s Knowledge none of the Related Parties has any material direct or indirect ownership interest in any firm or corporation with which the Company or any of its Subsidiaries has a business relationship, or with any firm or corporation that competes with the Company or any of its Subsidiaries (other than ownership of securities in a publicly traded company representing less than 5% of the outstanding stock of such company). To the Company’s Knowledge, none of the Related Parties is directly or indirectly interested in any Material Contract, except for Material Contracts with the Related Party pursuant to which the Related Party receives compensation for services as an officer or director.

REPRESENTATIONS AND WARRANTIES OF ATNA AND MERGERSUB

Except as specifically set forth in the Schedules (with specific references to the Section or subsection of this Agreement to which the information stated in such disclosure relates, provided that a disclosure in any section of the Schedules shall be deemed to be a disclosure for all other sections of the Schedules in respect of which it is reasonably apparent that such disclosure is applicable), Atna and MergerSub hereby, jointly and severally, represent, warrant to and agree with Canyon as follows, in each case as of the date of this Agreement and as of the Closing Date:

3.27	Organization and Qualification

Each of Atna and MergerSub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdictions in which they are incorporated, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on its business as currently conducted.  Atna is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a material adverse effect on the ability of Atna or MergerSub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.28	Authority; Binding Obligation

Each of Atna and MergerSub has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby (the “Atna Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Atna and MergerSub of this Agreement, the execution, delivery and performance by Atna and MergerSub of the Atna Documents, and the consummation by Atna and MergerSub of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Atna or MergerSub is necessary to authorize this Agreement and the Atna Documents, or to consummate the transactions contemplated hereby and thereby, other than the approval and adoption of this Agreement by MergerSub in accordance with Delaware Law and MergerSub’s Certificate of Incorporation and bylaws.  This Agreement has been, and the Atna Documents will be at or prior to the Closing, duly executed and delivered by Atna and MergerSub.  This Agreement constitutes, and the Atna Documents when so executed and delivered, will constitute a legal, valid and binding obligation of Atna and MergerSub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

No Conflict; Required Filings and Consents

(a)
None of the execution, delivery and performance by Atna and MergerSub of this Agreement or the Atna Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Atna and MergerSub of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Notice of Articles or Articles of Atna or the certificate of incorporation or bylaws of MergerSub, (ii) any Contract or Permit to which Atna or MergerSub is a party, (iii) any Order of any Governmental Body applicable to Atna or MergerSub are bound or (iv) any applicable Law other than, in the cases of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, termination or cancellations that would not have a material adverse effect on the ability of Atna or MergerSub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b)
No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Atna or MergerSub in connection with the execution and delivery of this Agreement, the compliance by Atna or MergerSub with any of the provisions hereto, or the consummation of the transactions contemplated hereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) such other consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a material adverse effect on the ability of Atna or MergerSub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.29	Litigation

Except as disclosed on Schedule 5.4, there are no material Legal Proceedings pending or, to Atna’s and MergerSub’s Knowledge, threatened against Atna or MergerSub, or which question the validity or enforceability of this Agreement or any action contemplated herein.  Each of Atna and MergerSub is not operating under or subject to, or in default with respect to any Order of any Governmental Body.

3.30	Compliance with Laws

Each of Atna and MergerSub has complied and is in compliance in all respects with all Laws applicable to Atna and MergerSub, except where non-compliance does not have a material adverse effect on the ability of Atna or MergerSub to consummate the transactions contemplated by this Agreement.

3.31	Atna Information

The information relating to Atna and its Subsidiaries to be provided by Atna to Canyon for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the Shareholders contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.32	Financial Advisors

Other than National Bank Financial Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Atna or MergerSub in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.  Atna shall be responsible for all fees and costs billed by National Bank Financial Inc. in connection with the transactions contemplated by this Agreement.

3.33	Validity of Issuance of Atna Common Shares

The Atna Common Shares to be issued pursuant to this Agreement, will, when issued, be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with all applicable securities laws.

3.34	Atna Reports and Financial Statements

Atna has timely filed all Atna Reports or other forms, reports, financial statements, information and other documents required to be filed with the SEC or such applicable Canadian securities regulatory authority on or prior to the date hereof and will timely file all Atna Reports required to be filed with the SEC or such applicable Canadian securities regulatory authority after the date hereof and prior to the Effective Time.  Each Atna Report filed since December 31, 2005, has complied, or will comply as the case may be, in all material respects with the requirements of applicable securities Laws.  None of the Atna Reports (including any financial statements or schedules included or incorporated by reference therein) filed since December 31, 2005, contained or will contain, as the case may be, when filed any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

3.35	Capitalization

The authorized capital of the Atna consists of an unlimited number of common shares of which 64,676,838 common shares are issued and outstanding as of November 15, 2007, all of which are duly authorized, validly issued, fully paid and nonassessable.

3.36	Company Stock

Atna and MergerSub are not, nor at any time during the last three years have either been, an “interested stockholder” of the Company as defined in Section 203 of Delaware Law.  Neither Atna nor MergerSub owns (directly or indirectly, beneficially or of record), or is a party to, any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

COVENANTS AND AGREEMENTS

3.37	Access to Information

Prior to the Closing Date, to the extent permitted by this Section 6.1 and applicable Law, Atna shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of Canyon and such examination of the books and records and Tax reporting positions of Canyon as Atna reasonably requests and to make extracts and copies of such books and records at Atna’s own expense.  Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law.  Atna shall indemnify and hold harmless Canyon for any Damages resulting from an such investigation of Canyon’s properties. Canyon shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Canyon to cooperate with Atna and Atna’s representatives in connection with such investigation and examination, and Atna and its representatives shall cooperate with Canyon and its representatives and shall use their commercially reasonable efforts to minimize any disruption to the business.  Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Canyon to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Canyon is bound.  Further, nothing in this Section 6.1 shall authorize Atna to conduct surface sampling at any Real Property without Canyon’s prior written consent, such consent not to be unreasonably withheld.  Any such surface sampling shall be at Atna’s sole risk and expense.

Further, prior to the Closing Date, Canyon shall furnish or otherwise make available (including via EDGAR, if applicable) to Atna (i) a copy of each report, schedule, form, statement and other document filed by it or received by it during such period pursuant to the requirements of federal or state securities Laws reasonably promptly following such filing or receipt, (ii) to the extent available, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, and in any event within 30 days thereafter, a copy of the monthly unaudited consolidated financial statements of Canyon, including statements of financial condition, results of operations, and statements of cash flow, and (iii) all other information concerning its business, properties and personnel generally prepared by Canyon consistent with past practice as Atna may reasonably request.

No investigation pursuant to this Section 6.1 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

3.38	Conduct of the Business Pending the Closing

(a)	Prior to the Closing, except (i) as set forth on Schedule 6.2(a), or (ii) with the prior written consent of Atna, Canyon and each of its Subsidiaries shall:

(A)           conduct the respective businesses only in the Ordinary Course of Business consistent with past practice;

(B)           use its commercially reasonable efforts to maintain working capital of Canyon at levels consistent with past practice;

(C)           pay its debts and Taxes when due and properly withhold all Taxes (such as withholding of Taxes from Employees or Former Employees); and

(D)           use its commercially reasonable efforts to preserve the present business operations, organization and goodwill of Canyon and each of its Subsidiaries.

(b)	Except (i) as set forth on Schedule 6.2(b) or (ii) with the prior written consent of Atna, Canyon and each of its Subsidiaries shall not:

(A)           declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of Canyon or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, Canyon;

(B)           issue or sell any shares of capital stock or other securities of Canyon (other than upon exercise of Company Options or conversion or exercise of Company Convertible Securities) or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of Canyon, other than to any Employee as permitted in Section 6.2(b)(ii)(E);

(C)           effect any recapitalization, reclassification or like change in the capitalization of Canyon, except to the extent required by Law;

(D)           amend the Amended and Restated Certificate of Incorporation or bylaws or comparable organizational documents of Canyon;

(E)           other than in the Ordinary Course of Business or as required by Law or Contract, (1) increase the annual level of compensation of any Employee, (2) grant any stock options, restricted stock or other form of equity compensation, unusual or extraordinary bonus, benefit or other direct or indirect compensation to any Employee consistent with past practice, (3) increase the coverage or benefits available under any (or create any new) Employee Plan or (4) enter into any employment, deferred compensation, severance, consulting, non-competition, retention or similar agreement with any Employee, (or amend any such agreement) to which Canyon is a party or involving any Employee except in the Ordinary Course of Business;

(F)           acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of Canyon or any of its Subsidiaries (except pursuant to an existing Contract for fair consideration in the Ordinary Course of Business, for the purpose of disposing of obsolete or worthless assets);

(G)           other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of Canyon or any of its Subsidiaries;

(H)           enter into, modify, extend or terminate any labor or collective bargaining agreement;

(I)           enter into or agree to enter into any merger or consolidation with any other Person, or agreement to acquire the securities of any other Person, except in compliance with Section 6.9;

(J)           incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, or enter into any Hedging Arrangements;

(K)           except to the extent required by Law or GAAP, make any material change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices;

(L)           make any new capital expenditures exceeding $250,000.00 in the aggregate;

(M)           other than in the Ordinary Course of Business enter into, modify, amend or terminate any Material Contract;

(N)           (1) make, revoke or change any material Tax election or (2) settle or compromise any material federal, state, local or foreign income Tax liability;

(O)           participate or engage in any transaction that constitutes a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2);

(P)           make any principal payments to the holder of those certain 6% convertible debentures due March 2011; or

(Q)           agree to do anything prohibited by this Section 6.2(b).

3.39	Appropriate Action; Consents; Filings

(a)
Canyon shall promptly prepare and file with the SEC the Proxy Statement and shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Canyon shall thereafter mail or deliver the Proxy Statement to its Shareholders.  Canyon shall notify Atna of the receipt of, and immediately provide to Atna true and complete copies of, any comments of the SEC with respect to the Proxy Statement or the transactions contemplated hereby and any requests by the SEC for any amendment or supplement thereto or for additional information.

(b)	Atna shall, upon request, furnish Canyon with all information concerning Atna as may be reasonably necessary for inclusion in the Proxy Statement that may be furnished to the Shareholders.

(c)
Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things required under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including without limitation (i) executing and delivering any additional instruments necessary, proper or advisable to consummate the transactions contemplated by, and to carry out fully the purposes of, this Agreement, (ii) obtaining from any Governmental Bodies any Permits required to be obtained or made by Atna, MergerSub or Canyon in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein and (iii) making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement under any applicable Law, including without limitation making any filings required to be made pursuant to the HSR Act; provided that Atna, MergerSub and Canyon shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing Party and its advisors prior to filing and discussing all reasonable additions, deletions or changes suggested in connection therewith.  Canyon, Atna and MergerSub shall furnish to each other all information reasonably required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Any and all filing fees in respect of such filings shall be paid 50% by Atna and 50% by Canyon.

(d)
Except as the Parties may otherwise agree, Canyon, on the one hand, and Atna and MergerSub, on the other, shall give any notices required to be given by any of them, as applicable, to third parties, and use (and in the case of Atna, cause MergerSub to use) their commercially reasonable efforts to obtain at the earliest practicable date all third party consents, approvals or waivers required to be obtained by them, as applicable, in order to consummate the transactions contemplated in this Agreement.

(e)
Subject to the provisions of Section 6.3(f), in the event that either Canyon or Atna shall fail to obtain any third-party consent, approval or waiver described in Section 6.3(d), such Party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other Parties, to minimize any adverse effect that would result in a material impact upon Canyon and Atna or MergerSub and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent, approval or waiver.

(f)	Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Atna or any of its subsidiaries to (i) agree to or to effect any divestiture,

(g)
hold separate (including by establishing a trust or otherwise), settlement, undertaking, consent decree, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of Canyon or its Subsidiaries or of Atna or its subsidiaries, (ii) enter into, amend or agree to enter into or amend, any Contracts of Canyon or its Subsidiaries or of Atna or its subsidiaries that would have an adverse effect that would result in a material impact on Atna or its operations of Canyon, (iii) otherwise waive, abandon or alter any material rights or obligations of Canyon or its Subsidiaries or of Atna or its subsidiaries, (iv) file or defend any lawsuit, appeal any judgment or contest any injunction issued in a proceeding initiated by a Governmental Body, or (v) pay any monies or other consideration in order to obtain any consent, approval or waiver that relates to Canyon or its assets or that is otherwise binding upon Canyon or its assets.

3.40	Shareholder Approval

(a)
Canyon shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its Shareholders as promptly as practicable after the date of this Agreement for the purpose of voting upon the approval of this Agreement and the Merger (the “Special Meeting”).

(b)
Management and the Board shall recommend to the Shareholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto, and shall not (i) fail to make, withdraw, modify or qualify in any manner adverse to Atna such recommendation or (ii) take any other action or make any other public statement inconsistent with such recommendation (collectively, a “Change in Recommendation”), in each case except as and to the extent expressly permitted by Section 6.9.  Canyon shall (A) use its best efforts to obtain the Requisite Shareholder Approval and (B) otherwise comply in all material respects with all legal requirements applicable to soliciting the Requisite Shareholder Approval at the Special Meeting.

3.41	Proxy Statement

The information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of the Company or at the time of the Special Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Canyon’s Proxy Statement (except for the portions thereof relating solely to Atna or MergerSub, as to which Canyon makes no representation or warranty) will comply in all material respects with the provisions of Delaware Law and with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

Further Assurances

Subject to Section 6.3(f), Atna and Canyon shall use their commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.  In furtherance of the forgoing, Canyon, its management and Board shall communicate to the extent allowed by applicable Law fully, openly and on a timely basis with Atna upon Atna’s request as shall be necessary or appropriate to consummate the transactions contemplated by this Agreement.

3.42	Publicity

(a)
Neither Canyon, Atna nor MergerSub shall issue any press release or public announcement concerning this Agreement, the Canyon Documents, the Atna Documents or the transactions contemplated hereby without obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Atna or Canyon, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Atna or Canyon lists securities, provided that, to the extent required by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the timing and content thereof.

(b)
Each of Atna and Canyon agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

3.43	Notice of Developments

(a)
Each Party shall promptly notify the other Party of any development or other information occurring after the date hereof and prior to the Closing which renders any representation, warranty or statement contained in this Agreement or the Schedules hereto inaccurate or incomplete at any time prior to the Closing, including any such development or information which first becomes known to such Party after the date hereof.

(b)
Any written notice or report delivered pursuant to this Section 6.8 shall not amend the Schedules in any way, nor shall it (or the information contained therein) modify, affect, limit or otherwise qualify, in any way, the representations and warranties contained in this Agreement, or be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development or information.  The delivery of any

(c)	written notice or report pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

3.44	No Solicitation of Transactions

(a)
Subject to Sections 6.9(b) and 6.9(c), Canyon shall not, nor shall it authorize or permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or Affiliate of Canyon to (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or otherwise with respect to, or to obtain, an Acquisition Proposal.  Canyon shall take all actions reasonably necessary to cause its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal that is active or pending as of the date hereof; provided, however, that nothing in this Section 6.9 shall preclude Canyon or its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and other agents, representatives or affiliates from complying with the provisions of Section 6.9(d).  Canyon shall be responsible for any failure on the part of its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to comply with this Section 6.9.

(b)
Further, and except as expressly permitted by this Section 6.9, neither the Board nor any committee thereof shall (i) make a Change in Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) permit Canyon to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Acquisition Proposal.

(c)
Canyon shall promptly notify Atna (but in no event less than 24 hours following Canyon’s initial receipt of any Acquisition Proposal) of the relevant details relating to an Acquisition Proposal (including the identity of the parties and all material terms thereof) which Canyon may receive after the date hereof, and shall keep Atna informed on a prompt basis as to the status of and any material developments regarding any such proposal.

(d)
Notwithstanding Sections 6.9(a) and 6.9(b) or any other provision of this Agreement to the contrary, following the receipt by Canyon of an Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of Sections 6.9(a) and 6.9(b)), but prior to receiving the Requisite Shareholder Approval, the Board may (directly or through advisors or representatives):

(e)
contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether the proposal for an Acquisition Proposal is reasonably likely to lead to a Superior Proposal; and

(i)  if the Board determines in good faith following consultation with its legal and financial advisors that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, the Board may:

(A)  furnish non-public information with respect to Canyon to the Person who made such proposal (provided that Canyon (x) has previously or concurrently furnished such information to Atna and (y) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Canyon as the Confidentiality Agreement),

(B)  disclose to its Shareholders any information required to be disclosed under applicable Law,

(C)  participate in negotiations regarding such proposal, and

(D)  following receipt of an Acquisition Proposal that constitutes a Superior Proposal (x) terminate this Agreement pursuant to, and subject to compliance with, Section 9.1(h) and (y) take any nonappealable, final action that any court of competent jurisdiction orders Canyon to take; but in each case referred to in clauses (A) through (D) only if, after complying with this Section 6.9(d), the Board determines in good faith by a majority vote, after consultation with, and after considering advice from, outside legal counsel to Canyon, that failure to take such action is reasonably likely to result in a breach of its fiduciary duties to Canyon or its Shareholders under applicable Delaware Law.  Nothing in this Section 6.9 or elsewhere in this Agreement shall prevent the Board from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal or from making any required disclosure to the Shareholders if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to do so could violate its obligations under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that neither Canyon nor the Board shall be permitted to recommend pursuant to such provision an Acquisition Proposal which is not a Superior Proposal.

(f)
The Board shall not take any of the actions referred to in clause (C) or (D) of Section 6.9(d)(ii) unless (i) Canyon has given Atna at least four Business Days notice, measured from the receipt of notice of such proposal or the receipt of any material change to the terms thereof, of its intent to take such action and (ii) after waiting at least such four Business Day period and taking into account any amendment to this Agreement entered into or to which Atna irrevocably covenants to enter into and for which all internal approvals of Atna have been obtained since receipt of such notice.

(g)	Registration Statement

(h)
As promptly as practicable after the execution of this Agreement, Atna shall prepare and file with the SEC a registration statement on Form F-4 (together with all amendments and supplements thereto, the “Registration Statement”), in connection with the registration under the Securities Act of the Atna Common Shares to be issued to the Shareholders pursuant to the Merger.  Canyon shall use its commercially reasonable efforts to cause the independent public accounting firm that has audited Canyon financial statements that will be included in the Registration Statement to provide its written consent, in form and substance acceptable to Atna, approving the inclusion of such financial statements in the initial filing of the Registration Statement and any subsequent filings of the Registration Statement within five Business Days of any written request from Atna.  Atna shall use its commercially reasonable efforts to cause the Registration Statement to become effective within 150 days of the date of this Agreement, provided, however that the failure of the Registration Statement to become effective within such 150 day period shall not be deemed a breach of this Agreement.  Prior to the Effective Time, Atna shall use its reasonable efforts to obtain all applicable approvals needed to ensure that the Atna Common Shares to be issued in the Merger will be registered or qualified as may be required under the securities law of every jurisdiction of the United States in which any registered holder of Common Stock has an address of record on the record date for determining the Shareholders entitled to notice of and to vote at Canyon shareholders’ meeting (or written consent in lieu thereof).  Each of Atna and Canyon shall furnish all information concerning itself as the other may reasonably request in connection with such actions and the preparation of the Registration Statement.

(i)
Atna will advise Canyon, promptly after it receives notice thereof, of the time the SEC has issued formal comments to the Registration Statement, of the time at which the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Atna Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment to the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(j)
The information supplied by Atna for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Effective Time, any event or circumstance relating to Atna or any of its subsidiaries, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Registration Statement is discovered by Atna, Atna shall promptly inform Canyon.  All documents that Atna is responsible for filing with the SEC in connection with the Merger or the other transactions

(k)	contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(l)
None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.45	Listing

If necessary, Atna shall promptly prepare and file with the TSX a notification form for listing additional shares with respect to the Atna Common Shares to be issued pursuant to this Agreement, and shall use its commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Atna Common Shares without any hold period legend applicable to such Atna Common Shares, subject to customary filings made with the TSX in connection with the issuance, and Canyon shall cooperate with Atna with respect to such filings.

3.46	2007 Rights Agreement

Prior to the earlier of the termination of this Agreement or the Effective Time, the Company and its Board of Directors shall not amend or modify or take any other action with regard to the 2007 Rights Agreement in any manner or take any other action so as to (a) render the 2007 Rights Agreement inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement, (b) permit any Person or group who would otherwise be an Acquiring Person not to be an Acquiring Person, (c) provide that a Distribution Date or Stock Acquisition Date or Triggering Event or similar event does not occur as promptly as practicable by reason of the execution of any agreement or transaction other than this Agreement and the Merger and the agreements and transactions contemplated hereby and thereby, or (d) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Rights.  The Company and its Board of Directors shall take all action to ensure that the 2007 Rights Agreement is and, through the Effective Time, will be inapplicable to Atna and MergerSub, this Agreement, the Merger and the transactions contemplated hereby and thereby.  All capitalized terms in this Section 6.12 and not otherwise defined in this Agreement will have the meanings given to them in the 2007 Rights Agreement.

3.47	Employment Agreements; Officers of Atna

At the Closing, Atna will:

(a)	enter into an employment agreement and a change of control agreement with each of James Hesketh and David Suleski to be mutually agreed upon;

(b)	appoint the officers and directors set forth on Exhibit A as the officers and directors of Atna and the Surviving Corporation; and

(c)
grant options to purchase Atna Common Shares in such amounts and to such persons as set forth on Schedule 6.13(a), as such Schedule may be amended to reflect the Company Options granted to Canyon’s Employees after the date hereof consistent with past practice, with an exercise price equal to the greater of (i) the closing price of Atna Common Shares on the Closing Date or (ii) the volume weighted average trading price of Atna Common Shares as reported on the TSX for the five trading days immediately preceding the Closing Date.

3.48	Section 16b-3

Atna, MergerSub and the Company shall take all such steps as may be required and within its control to cause the Merger and any other dispositions of equity securities of the Company (including derivative securities) in connection therewith by each individual who is a director or officer of the Company hereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

3.49	Affiliate Agreements

The Company shall use all reasonable efforts to cause each Person who is or becomes (or may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Atna, prior to the Effective Time, an Affiliate Agreement in the form of Exhibit B (each, an “Affiliate Agreement”), if Rule 145 remains applicable to the Merger at the Effective Time.

ARTICLE IV
CONDITIONS TO CLOSING

4.1	Conditions to Obligations of Each Party Under this Agreement

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by agreement of Atna and Canyon, in whole or in part, to the extent permitted by applicable Law:

(a)
No Injunction.  No Law or Order enacted, issued, promulgated, enforced or entered by any Governmental Body shall be in effect (whether temporary, preliminary or permanent) enjoining, restraining or prohibiting consummation of the Agreement or making the consummation of the Agreement illegal;

(b)	HSR Act. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act, if any, shall have expired or early termination shall have been granted;

(c)	Shareholder Approvals. This Agreement and the Merger shall have been approved and adopted by the Requisite Shareholder Approval; and

(d)
Registration Statement and Listing.  The appropriate Registration Statement relating to the issuance of the Atna Common Shares hereunder shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.  The TSX approval shall be effective for the listing of such Atna Common Shares without any hold period legend.

4.2	Conditions to Obligations of Atna

The obligations of Atna and MergerSub to effect the Merger and the other transactions contemplated in this Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by Atna, in whole or in part, to the extent permitted by applicable Law:

(a)
Representations and Warranties.  The representations and warranties made by Canyon in Article IV, which representations and warranties shall be deemed for purposes of this Section 7.2(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, except that such representations that are made as of a specific date need only be true in all material respects as of such date, in either case, where the failure thereof to be true and correct, in the aggregate, has had a Material Adverse Effect, and Atna shall have received a certificate signed by a duly authorized officer of Canyon, dated as of the Closing Date, to the foregoing effect;

(b)
Performance of Agreements and Covenants.  Canyon shall have performed or complied in all material respects with its respective agreements and covenants required by this Agreement to be performed or complied with by Canyon on or prior to the Closing Date or, if breached, shall have been remedied, cured or waived at or prior to the Closing, and Atna shall have received a certificate signed by a duly authorized officer of Canyon, dated as of the Closing Date, to that effect;

(c)	Consents. Canyon shall have procured the consents of third-parties and Governmental Bodies specified in Schedule 7.2(c) which shall be delivered to Atna at Closing;

(d)
No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any event, occurrence, revelation or development of a state of circumstances or facts which, in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e)
No Litigation.  There shall not have been instituted or pending any action or proceeding by any Governmental Body or any other Person: (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger; (ii) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions

(f)
contemplated by the Merger; (iii) seeking to restrain or prohibit Atna’s, MergerSub’s or any of Atna’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Common Stock, including the right to vote any shares of Common Stock acquired or owned by Atna, MergerSub or any of Atna’s other Affiliates following the Effective Time on all matters properly presented to the Shareholders, or (B) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the Business or assets of Canyon; or (iv) seeking to compel Atna or any of its subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Canyon;

(g)
Title Opinions.  Atna shall have received from Canyon copies of title opinions covering the Briggs Mine and the Reward Project which title opinions shall be reasonably satisfactory in form and substance to Atna; and

(h)
Fairness Opinion.  The Board of Directors of Atna shall have received an opinion of National Bank Financial Inc. that the consideration to be paid pursuant to this Agreement is fair from a financial point of view to Atna, which fairness opinion shall be satisfactory in form and substance to Atna.

4.3	Conditions to Obligations of Canyon

The obligation of Canyon to consummate the transactions contemplated in this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by Canyon, in whole or in part, to the extent permitted by applicable Law:

(a)
Representations and Warranties.  The representations and warranties made by Atna in Article VI, which representations and warranties shall be deemed for purposes of this Section 7.3(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, except that such representations that are made as of a specific date need only be true in all material respects as of such date, in either case where the failure thereof to be true and correct, in the aggregate, has had a material adverse effect on the ability of Atna or MergerSub to consummate the transactions contemplated by this Agreement, and Canyon shall have received a certificate signed by a duly authorized officer of Atna, dated as of the Closing Date, to the foregoing effect;

(b)
Performance of Agreements and Covenants.  Atna and MergerSub shall have performed or complied in all material respects with their respective agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, or, if breached, shall have been remedied, cured or waived at or prior to the Closing, and Canyon shall have received a

(c)	certificate signed by a duly authorized officer of Atna, dated as of the Closing Date, to that effect; and

(d)
Fairness Opinion.  The Board of Directors of Canyon shall have received an opinion of Wellington West Capital Inc. that the consideration to be received pursuant to this Agreement is fair from a financial point of view to the Shareholders, which fairness opinion shall be satisfactory in form and substance to Canyon.

ARTICLE V
NON-SURVIVAL; INDEMNIFICATION

5.1	Non-Survival of Representations and Warranties

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

5.2	Indemnification and Insurance

(a)
From and after the Effective Time (and subject to the further limitation contained herein), the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by Delaware Law and the Amended and Restated Certificate of Incorporation and bylaws of the Company, as in effect on the date hereof, any Person who is now, or who becomes prior to the Effective Time, a director or executive officer of the Company (the “Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Delaware Law upon receipt of an undertaking to repay such advanced expenses if it is determined by a judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification and such other undertakings required by applicable law), judgments, fines and amounts paid in settlement (“Damages”) in connection with any such threatened or actual claim, action, suit, proceeding or investigation to which any Indemnified Party is or may become a party by virtue of his or her service as a present or former director or executive officer of the Company and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time (including, without limitation, the Merger), but only if the applicable Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Legal Proceeding, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful (an “Indemnified Matter”).  In connection with any Indemnified Matter, the Indemnified Parties may retain counsel reasonably satisfactory to Atna; provided, however, that (i) Atna shall have the right to assume the defense thereof and upon

(b)
such assumption Atna shall not be liable to any Indemnified Party for any legal expenses of counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Atna elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Atna and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Atna, and Atna shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, provided that Atna shall be obligated pursuant to this paragraph to pay for not more than one counsel for each Indemnified Party in such circumstances, (iii) Atna shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (iv) Atna shall not be obligated pursuant to this paragraph to the extent that a judgment of a court of competent jurisdiction determines that any Damages are as a result of the gross negligence or willful misconduct or result from a decision made by the Indemnified Party when the Indemnified Party had no good faith belief that he or she was acting in the best interests of the Company.  Any Indemnified Party wishing to claim indemnification under this Section 8.2, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Atna thereof; provided, however, that the failure to so notify shall not affect the obligations of Atna under this Section 8.2 except to the extent such failure to notify materially prejudices Atna.

(c)
Atna shall purchase for the benefit of the persons serving as executive officers and directors of the Company immediately prior to the Effective Time, directors’ and officers’ liability insurance coverage for six (6) years after the Effective Time, under either the Company’s policy in existence on the date hereof, or under a policy of similar coverage and amounts containing terms and conditions which are generally not less advantageous than the Company’s current policy, and in either case, with respect to acts or omissions occurring prior to the Effective Time which were committed by such executive officers and directors in their capacity as such (“Tail Insurance”) so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the Effective Time.

ARTICLE VI
TERMINATION

6.1	Termination.

This Agreement may be terminated at any time (except where otherwise indicated) prior to the Closing, whether before or after approval of this Agreement (unless otherwise set forth below), as follows:

(a)	by mutual written consent of Atna and Canyon;

(b)	by Atna, (i) if there has been a breach or failure to perform any covenant or agreement on the part of Canyon that causes any of the conditions provided in

(c)
Sections 7.2(b)-(g) not to be met and such breach or failure has not been cured (if curable) within 15 Business Days following receipt by Canyon of written notice of such breach describing the extent and nature thereof in reasonable detail, or (ii) if there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 7.2(a) incapable of being satisfied by  the date that is eight months following the date hereof  (the “Outside Date”);

(d)
by Canyon, (i) if there has been a breach or failure to perform any covenant or agreement on the part of Atna or MergerSub that causes any of the conditions provided in Sections 7.3(b)-(c) not to be met and such breach or failure has not been cured (if curable) within 10 Business Days following receipt by Atna of written notice of such breach describing the extent and nature thereof in reasonable detail, or (ii) there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 7.3(a) incapable of being satisfied by the Outside Date;

(e)
by either Atna or Canyon if there shall be in effect a final, unappealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.1(d) shall not have initiated such proceeding or taken any action in support of such proceeding (it being agreed that the Parties shall use their commercially reasonable efforts to promptly appeal any such Order that is not unappealable and diligently pursue such appeal);

(f)
by either Atna or Canyon on or after the Outside Date if the Closing shall not have occurred by the close of business on such date (unless the failure to consummate the Closing is attributable to a breach of this Agreement on the part of the Party seeking to terminate this Agreement); provided, however, that the terminating party is not in material default of any of its obligations hereunder;

(g)
by Atna if, the Board shall have (i) endorsed, approved or recommended any Acquisition Proposal in accordance with Section 6.9, other than that contemplated by this Agreement, (ii) effected a Change in Recommendation, or (iii) resolved to do any of the foregoing;

(h)
by Atna if (i) Canyon shall have entered into a definitive agreement with respect to an Acquisition Proposal, (ii) a tender offer or exchange offer for outstanding shares of the Common Stock is commenced (other than by Atna or an Affiliate of Atna) and the Board recommends that the Shareholders tender their shares in such tender or exchange offer, (iii) the Board takes no position with respect to the acceptance of a tender offer or exchange offer for outstanding shares of the Common Stock and Atna terminates this Agreement prior to the Special Meeting, or (iv) for any reason if Canyon fails to hold the Special Meeting by the Outside Date, other than due to the failure to satisfy the conditions set forth in Section 7.1(a) or Section 7.1(d); or

(i)
by Canyon if, at any time prior to receiving the Requisite Shareholder Approval, the Board authorizes Canyon, subject to complying with the terms of this Agreement, to terminate this Agreement in order to enter into a binding, definitive agreement with respect to a Superior Proposal; provided that Canyon shall have first paid to Atna the Atna Termination Fee; and provided, further, that (i) Canyon has notified Atna by written notice pursuant to this Section 9.1(h), at least four Business Days in advance, of its Board’s intention to effect a Change in Recommendation or terminate this Agreement, specifying the material terms and conditions of such Superior Proposal and the identity of the party making such Superior Proposal, and furnishing to Atna a copy of any relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents received by it or its representatives, and (ii) prior to effecting such a Change in Recommendation, the Board has, and has caused its financial and legal advisors to, negotiate with Atna in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, it being understood that Canyon shall not enter into any such binding, definitive agreement during such four-Business Day period (Canyon agrees to notify Atna promptly if its intention to enter into any such agreement referred to in Section 9.1(h)(ii) shall change at any time after giving such notification).

6.2	Procedure Upon Termination

In the event of termination and abandonment by Atna or Canyon, or both, pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to the other Party or Parties and this Agreement shall terminate, and the Merger shall be abandoned, without further action by Atna or Canyon.

6.3	Effect of Termination

Upon the termination of this Agreement in accordance with Sections 9.1 and 9.2 hereof, Atna and Canyon shall be relieved of any further duties and obligations under this Agreement after the date of such termination; provided, that no such termination shall relieve any Party hereto from Liability for any willful breach or fraud by a Party of this Agreement; provided, further, that the obligations of the Parties set forth in Section 9.5, Section 9.6, Article VIII and Article IX hereof shall survive any such termination and shall be enforceable after such termination.

6.4	Frustration of Conditions

Neither Atna or MergerSub, on the one hand, nor Canyon, on the other, may rely on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3 to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Atna Fees and Expenses

(a)
Canyon agrees that, in order to compensate Atna for the direct and substantial damages suffered by Atna in the event of termination of this Agreement under certain circumstances, which damages includes Atna Expenses and cannot be determined with reasonable certainty, Canyon shall pay to Atna the Atna Termination Fee (as defined below) upon the termination of this Agreement by Atna pursuant to Section 9.1(b)(i), (f),(g) or (h).  For purposes of this Agreement, the term “Atna Termination Fee” means an amount equal to $975,000.

(b)
Upon any termination of this Agreement for which an Atna Termination Fee is due and payable under Section 9.5(a) Canyon shall reimburse Atna and its Affiliates for 100% of their Atna Expenses in an amount not to exceed and not in addition to the Atna Termination Fee.  For purposes of this Agreement, the term “Atna Expenses” means all actual and documented out-of-pocket expenses of Atna and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors, and all costs of Atna.

(c)
The Atna Termination Fee and/or Atna Expenses, shall be paid by Canyon as directed by Atna in writing in immediately available funds on the date(s) specified above, or, if no such date is specified, not later than three Business Days after the date of the event giving rise to the obligation to make such payment.

(d)
Canyon acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement.  In the event that Canyon shall fail to pay the Atna Termination Fee, and/or Atna Expenses when due, Canyon shall reimburse Atna for all reasonable costs and expenses actually incurred or accrued by Atna (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.5, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by Atna and its Affiliates at the prime rate of Citibank N.A., as in effect from time to time during such period.

6.5	Company Fees and Expenses

(a)
Atna agrees that, in order to compensate Canyon for the direct and substantial damages suffered by Canyon in the event of termination of this Agreement under certain circumstances, which damages includes Company Expenses and cannot be determined with reasonable certainty, Atna shall pay to Canyon the Company Termination Fee (as defined below) upon the termination of this Agreement by Canyon pursuant to Section 9.1(c).  For purposes of this Agreement, the term “Company Termination Fee” means an amount equal to $975,000.

(b)	Upon any termination of this Agreement for which a Company Termination Fee is due and payable under Section 9.6(a), Atna shall reimburse Canyon and its

(c)
Affiliates for 100% of their Company Expenses (as defined below) in an amount not to exceed and not in addition to the Company Termination Fee.  For purposes of this Agreement, the term “Company Expenses” means all actual and documented out-of-pocket expenses of Canyon and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors.

(d)
The Company Termination Fee and/or Company Expenses, shall be paid by Atna as directed by Canyon in writing in immediately available funds on the date(s) specified above, or, if no such date is specified, not later than three Business Days after the date of the event giving rise to the obligation to make such payment.

(e)
Atna acknowledges that the agreements contained in this Section 9.6 are an integral part of the transactions contemplated by this Agreement.  In the event that Atna shall fail to pay the Company Termination Fee and/or Company Expenses when due, Atna shall reimburse Canyon for all reasonable costs and expenses actually incurred or accrued by Canyon (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.6, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by Canyon and its Affiliates at the prime rate of Citibank N.A. as in effect from time to time during such period.

ARTICLE VII
DEFINITIONS

7.1	Certain Definitions

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“2007 Rights Agreement” has the meaning set forth in Section 4.26.

“Acquisition Proposal” means any proposal, offer or inquiry relating to (or any third party indication of interest in), whether in one transaction or a series of related transactions, (a) any sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of the business or assets of Canyon representing 10% or more of the consolidated assets of Canyon and its Subsidiaries, (b) any issuance, sale or other disposition by Canyon (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding voting equity securities of Canyon or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Canyon, (c) any tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of Canyon or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20%

of the consolidated assets of Canyon, (d) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Canyon or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Canyon or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Affiliate Agreement” has the meaning set forth in Section 6.15.

“Affiliated Person” means any director, executive officer or 5% or greater shareholder; spouse or other Person living in the same household of such director, executive officer or shareholder; or any Person in which any of the foregoing persons is an officer, trustee, 5% or greater shareholder, general partner or 5% or greater trust beneficiary.

“Agreement” has the meaning set forth in the Preamble.

“Atna” has the meaning set forth in the Preamble.

“Atna Common Shares” means common shares of Atna.

“Atna Documents” has the meaning set forth in Section 5.2.

“Atna Expenses” has the meaning set forth in Section 9.5(b).

“Atna Reports” means all forms, reports, financial statements, information and other documents (as supplemented and amended since the time of filing) filed by Atna with the SEC or such applicable Canadian securities regulatory authority since December 31, 2003.

“Atna Termination Fee” has the meaning set forth in Section 9.5(a).

“MergerSub” has the meaning set forth in the Preamble.

“MergerSub’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information) of those Persons identified on Schedule 10.1(a).

“Atna’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), after due and diligent inquiry of those Persons identified on Schedule 10.1(b).

“Assumed Convertible Security” has the meaning set forth in Section 2.1(c).

“Board” means the Board of Directors of Canyon.

“Briggs Mine” means the Briggs open pit gold leach operation located on the west side of the Panamint Range near Death Valley, California; the legal description of the project area is Townships 21 through 23, and Range 44 through 45 West, Mount Diablo Meridian.

“Business” means the business of Canyon as conducted on the date hereof.

“Business Day” means any day of the year on which national banking institutions in Denver, Colorado or Vancouver, British Columbia are open to the public for conducting business and are not required or authorized to close.

“Certificate” has the meaning set forth in Section 2.1(d).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 4.6(b).

“Change in Recommendation” has the meaning set forth in Section 6.4(b).

“Canyon Properties Reports” has the meaning set forth in Section 4.11(j).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the shares of common stock, par value $0.01 per share, of Canyon.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet” means the consolidated balance sheet of Canyon as of December 31, 2006, including the footnotes thereto, set forth in Canyon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

“Company Board Recommendation” has the meaning set forth in Section 4.2.

“Company Convertible Securities” has the meaning set forth in Section 2.1(c).

“Company Documents” has the meaning set forth in Section 4.2.

“Company Equity Incentive Plan” has the meaning set forth in Section 2.1(b).

“Company Expenses” shall have the meaning set forth in Section 9.6(b).

“Company Financial Statements” means all of the financial statements of Canyon and its Subsidiaries included in Company Reports.

“Company Option” has the meaning set forth in Section 2.1(b).

“Company Reports” means all forms, reports, financial statements, information and other documents (as supplemented and amended since the time of filing) filed by Canyon with the SEC since December 31, 2003.

“Company Termination Fee” has the meaning set forth in Section 9.6(a).

“Company’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information) of those Persons identified on Schedule 10.1(c).

“Confidentiality Agreement” has the meaning set forth in Section 11.1.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.

“Damages” has the meaning set forth in Section 2.1(f).

“Delaware Law” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.1(f).

“Effective Time” has the meaning set forth in Section 1.3.

“Employee” means all individuals including common law employees, independent contractors and individual consultants, as of the date hereof, who are employed or engaged by Canyon or any ERISA Affiliate, together with individuals who are hired after the date hereof and prior to the Closing.

“Employee Plan” has the meaning set forth in Section 4.15(a).

“Encumbrance” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Environmental Laws” means all Laws enacted and in effect on or prior to the date hereof concerning pollution or protection of the environment, including without limitation, all Laws relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened release, control, or cleanup of any Hazardous Materials and including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

“Environmental Permits” means all permits, authorizations, registrations or approvals required under Environmental Laws for the operation of the businesses and assets of Canyon and its Subsidiaries or the occupancy of the Real Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means Canyon or any Subsidiary or any other Person or entity that, together with Canyon or any Subsidiary, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.1.

“Exchange Ratio” has the meaning  set forth in Section 2.1(a).

“Former Employee” means all individuals (including common law employees, independent contractors and individual consultants) who were employed or engaged by Canyon or any ERISA Affiliate but who are no longer so employed or engaged on the date hereof.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied in accordance with Canyon’s past practices.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, provincial, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases): (a) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic or mutagenic; (b) which are or become defined as “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “hazardous substances,” “toxic substances,” “radioactive materials,” “solid wastes,” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (c) the presence of which on the Real Property cause or threaten to cause a nuisance pursuant to applicable statutory or common law upon the Real Property or to adjacent properties; (d) which contain without limitation polychlorinated biphenyls (PCBs), mold, methyl-tertiary butyl ether, asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof); or (e) which pose a hazard to human health, safety, natural resources, employees, or the environment.

“Hedging Arrangements” means any agreement, option or arrangements designed to protect against fluctuations in (a) interest rates, (b) currency exchange rates or (c) precious metals or commodity prices, and for greater certainty shall include any transaction referred to in clause (a) or (b) of the definition of “Specified Transaction” contained in Section 14 of the 2002 ISDA Master Agreement published by International Swaps and Derivatives Association, Inc.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) the principal of and, accreted value and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable, including, but not limited to, any gold loan; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (c) all obligations of the type referred to in clauses (a) and (b) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (d) all obligations of the type referred to in clauses (a) through (c) of other Persons secured by any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Matter” has the meaning set forth in Section 2.1(f).

 “Indemnified Parties” has the meaning set forth in Section 2.1(f).

“Intellectual Property” means (a) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals and continuations thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology, technical data and customer lists, (c) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and applications therefor throughout the world, (d) all industrial designs and any registrations and applications therefor throughout the world, (e) all software and (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, and trademark and service mark and trade dress registrations and applications therefor throughout the world.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Lease” has the meaning set forth in Section 4.11(b).

“Leased Personal Property” has the meaning set forth in Section 4.12(a).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Material Adverse Effect” means a condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (A) the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Canyon and its Subsidiaries taken as a whole or (B) the ability of Canyon to consummate the transactions contemplated by this Agreement (other than as a result of (i) any change, effect, event or occurrence relating to the United States economy or financial or securities markets in general, (ii) any change, effect, event or occurrence relating to the mining industry to the extent not affecting such party to a materially greater extent than it affects other persons in the mining industry, (iii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby, (iv) any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of Atna, (v) any change in mining or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (vi) any change in GAAP or regulatory accounting requirements applicable to mining companies generally, and (vii) effects arising from war or terrorism).

“Material Contract” has the meaning set forth in Section 4.13(a).

“Measurement End Date” has the meaning  set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Recitals.

“Multiemployer Plan” has the meaning set forth in Section 4.15(c).

“Option Agreement” has the meaning set forth in Section 2.1(d).

“Order” means any consent, order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of Canyon and the Business.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Parties” means Atna, MergerSub and Canyon.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Encumbrances” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances affecting real property that are disclosed in policies of title insurance, (b) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, for which adequate reserves have been established in accordance with GAAP (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the Ordinary Course of Business, (d) zoning, entitlement and other land use and environmental regulations by any Governmental Body, (e) title of a lessor under a capital or operating lease; and (f) in the case of software, non-exclusive, object code, end-user licenses granted in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Proxy Statement” has the meaning set forth in Section 4.4(b).

“Real Property” has the meaning set forth in Section 4.11(a).

“Registration Statement” has the meaning set forth in Section 6.10(a).

“Related Parties” has the meaning set forth in Section 4.27.

“Release” shall have the meaning as set forth in the Comprehensive, Environmental Response Compensation Act, 42 U.S.C. § 9601 et seq.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Requisite Shareholder Approval” means the affirmative consent or vote of the holders of a majority of the outstanding shares of the Common Stock of Canyon.

“Reward Project” means the proposed conventional open pit gold mine and leach operations located approximately four miles south of the Glamis Daisy Mine, three miles east of US Highway 95 and eight miles southeast of the town of Beatty, in Nye County, Nevada.

“Royalty Agreement” has the meaning set forth in Section 4.11(b).

“Royalty Interests” has the meaning set forth in Section 4.11(a).

“Royalty Properties” has the meaning set forth in Section 4.11(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means the disclosure schedules delivered by Canyon to Atna and MergerSub as attached to this Agreement and Atna and MergerSub to Canyon as attached to this Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder” means a shareholder of Canyon.

“Special Meeting” has the meaning set forth in Section 6.4(a).

“Specified Properties” means the Reward Project and the permitted boundary of Briggs Mine and Cecil R.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by Canyon.

“Superior Proposal” means a bona fide written and publicly announced Acquisition Proposal that (a) the Board concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory, timing, certainty and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) is more favorable to the Shareholders from a financial point of view, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement proposed by Atna in response to such Acquisition Proposal), (b) if any cash consideration is payable as part of the Superior Proposal, that such cash consideration shall be fully financed or reasonably capable of being fully financed promptly, (c) if any consideration as part of the Superior Proposal is payable in shares of capital stock listed on a national securities exchange or the TSX or quoted on an inter-dealer quotation system, then the value of such consideration shall be determined in relation to the value of the Atna Common Shares to be issued in the Merger, and (d) is reasonably likely to receive all required approvals of any Governmental Body and other Person on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

“Support Agreements” means those certain Support Agreements by and among Atna and the Shareholders executing such Support Agreements dated as of November 16, 2007.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tail Insurance” has the meaning set forth in Section 2.1(f).

“Tax Return” means all returns, declarations, reports, forms, estimates, information returns, claims for refund statements or other documents (including any related or supporting information or amendments) filed or required to be filed with or supplied to any Governmental Body in connection with any Taxes.

“Taxes” (including the term “Tax”) means all taxes, charges, fees, duties, levies, penalties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, transfer, license, payroll, withholding, social security, franchise, unemployment insurance, workers’ compensation, employer health tax or other taxes, imposed by any Governmental Body and shall include any interest, penalties or additions to tax attributable to any of the foregoing.

“Total Merger Consideration” has the meaning set forth in Section 2.1(a).

“TSX” means the Toronto Stock Exchange.

“Unpatented Mining Claims” has the meaning set forth in Section 4.11(a).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.

7.2	Other Definitional and Interpretive Matters.

Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period.  When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(a)	Dollars. Any reference in this Agreement to $ shall mean U.S. dollars and any reference to Cdn$ shall mean Canadian dollars.

(b)
Schedules.  The Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is a material exception or fact, event or circumstance or that such item has had or is reasonably likely to result in a Material Adverse Effect.  No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.  Any capitalized terms used in any Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(c)	Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)
Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(e)
Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(f)
Including.  The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(g)
Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(h)	Interpretation

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE VIII
MISCELLANEOUS

8.1	Confidentiality

Each of Canyon and Atna agrees that, unless and until the transactions contemplated hereby shall have been consummated, the confidentiality agreements between Atna and Canyon dated as of June 22, 2006, (the “Confidentiality Agreement”), shall remain in full force and effect.

8.2	Notices

All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed to have been given (a) on the Business Day sent, when delivered by hand or facsimile transmission (with confirmation) during normal business hours or (b) on the Business Day following the Business Day of sending, if delivered by an overnight courier recognized as providing services nationally in the United States, in each case to such Party at its address (or number) set forth below or such other address (or number) as the Party may specify by notice to the other Parties hereto:

If to Atna or MergerSub:

510 – 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
Fascimile: (604) 684-8887
Attention: President and Chief Executive Officer

With a copy (which shall not constitute notice) to:

Lawson Lundell LLP

1600 Cathedral Place

925 West Georgia Street

Vancouver BC V6C 3L2

Facsimile: (604) 669-1620

Attention: Michael L. Lee

If to Canyon:

14142 Denver West Parkway, Suite 250
Golden, CO 80401

Facsimile (303) 279-3772
Attention:  President and Chief Executive Officer

With a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.

One Tabor Center

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

Facsimile: (303) 899-7333

Attention: Richard J. Mattera

8.3	Severability

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, (a) the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.4	Entire Agreement; No Third-Person Beneficiaries

This Agreement (including the Schedules hereto), the Company Documents, the Atna Documents, the Confidentiality Agreement and the Support Agreements constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, written or oral, among the Parties with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any Party in entering into this Agreement.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities.

8.5	Waiver; Amendment

Any provision of this Agreement may be amended or waived, but only if the amendment or waiver is in writing and signed by the Party or Parties that would have been benefited by the provision.  This Agreement may be amended by the Parties as provided in this Section 11.5 at any time before or after the Shareholders or the sole shareholder of MergerSub approve this Agreement, but after such approval no such amendment shall be made which by Delaware Law requires the further approval of the Shareholders or the sole shareholder of MergerSub without obtaining such approval.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

8.6	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any purported assignment in violation of this Section 11.6 will be void; provided, however, that MergerSub may assign this Agreement (and its rights and obligations hereunder) to any direct or indirect wholly owned Subsidiary of Atna.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective successors and permitted assigns.

8.7	Expenses

Except as otherwise provided in this Agreement, each Party will bear all expenses incurred by it in connection with this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.  Notwithstanding the foregoing, whether or not the Merger is consummated, Atna and Canyon shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in connection with filings required, if any, under the HSR Act (including the HSR filing fee).  Any sales, use, real estate transfer, stock transfer or similar transfer Tax payable in connection with the transactions contemplated by this Agreement shall be borne solely by Atna.  Notwithstanding anything in this Agreement to the contrary, Atna shall not be responsible for any tax liability or transaction expense of any shareholder of Canyon.

8.8	Specific Performance

Without limiting or waiving in any respect any rights or remedies of any Party under this Agreement now or hereafter existing at law in equity or by statute, each such Party shall be entitled to such specific performance of the obligations to be performed by the other Parties in accordance with the provisions of this Agreement.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

8.9	Governing Law; Disputes

This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the laws of the State of Delaware and shall be treated in all respects as a Delaware contract.  Any action against any Party relating to the foregoing shall be brought exclusively in a court of the State of Delaware and the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of any court located within the State of Delaware over any such action.  The Parties agree not to commence any action, suit or proceeding relating to the foregoing except in the courts of the State of Delaware.  The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action.

8.10	Counterparts

This Agreement may be executed in any number of counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.  Any signature pages of this Agreement transmitted by telecopier will have the same legal effect as an original executed signature page.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

CANYON RESOURCES CORPORATION:

By:             (signed) “James Hesketh”

Name:                      James Hesketh
Title:                      President & Chief Executive Officer

ATNA RESOURCES LTD.:

By:             (signed) “David Watkins”

Name:                      David Watkins
Title:                      President & Chief Executive Officer

ARIZONA ACQUISITION LTD.:

By:             (signed) “David Watkins”

Name:                      David Watkins
Title:                      President & Chief Executive Officer